BLUESCOPE STEEL

BlueScope Steel Limited
ABN 16 000 011 058
...llins Street
...000 Australia


05006527

st
003
9666 4000
9666 4111
www.bluescopesteel.com

21 February 2005

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington DC 20549

SUPPL


SEC MAIL PROCESSING
RECEIVED
MAR 09 2005
WASH, D.C.
183
SECTION

Ladies and Gentlemen

Re: BlueScope Steel Limited
Rule 12g3-2(b) Exemption (File No. 82-34676)

The enclosed information is being furnished by BlueScope Steel Limited ("BlueScope Steel") under paragraph (b)(1)(i) of Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). BlueScope Steel's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith.

In accordance with paragraphs (b)(4) and (b)(5) of the Rule, the enclosed documents are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that BlueScope Steel is subject to the Exchange Act.

Yours faithfully

MICHAEL BARRON
Company Secretary

3/17

PROCESSED
MAR 17 2005
THOMSON FINANCIAL

Encl

BLUESCOPE STEEL

BlueScope Steel Limited
ABN 16 000 011 058
Level 11, 120 Collins St
Melbourne VIC 3000
AUSTRALIA
Telephone +61 3 9666 4000
Facsimile +61 3 9666 4111
www.bluescopesteel.com

ASX Release

Release Time: IMMEDIATE
Date: 7 December 2004

BLUESCOPE STEEL ANNOUNCES A$100 MILLION INVESTMENTS IN INDIA

BlueScope Steel today announced Board approval for investment of Rs3,400 million (A$100m) to construct three new manufacturing facilities in India, at Pune, Chennai and New Delhi.

The new facilities, which will be wholly owned by BlueScope Steel, will deliver a world class range of LYSAGHT® and BUTLER™ quality branded products to customers in the growing Indian building and construction industry. These products will be manufactured from BlueScope Steel's premium ZINCALUME® and COLORBOND® coated steels which have been marketed in India since 1998.

The facility in Pune serving the burgeoning Western region is expected to be commissioned in 18-24 months time. The Pune facility will incorporate a BUTLER™ manufacturing facility for PEBs (pre-Engineered Buildings) and a Design Centre which will engineer and design creative, cost-effective and aesthetically pleasing buildings for the growing Indian market.

The Chennai and New Delhi rollforming facilities, offering a full range of LYSAGHT® products, will serve India's growth territories in the South and North respectively.

BlueScope Steel will establish a network of 18 new sales offices at locations around India, with sales planned to commence in 2006.

BlueScope Steel CEO and Managing Director Kirby Adams said: "We are encouraged by the opportunities available in India.

"BlueScope Steel has a proven track record over 40 years in successfully building market demand for quality steel building products in developing Asian markets.

"Our Company's products, brands and service offer are very well established in countries as diverse as Thailand, Indonesia, Malaysia, China, Vietnam, Singapore and Vanuatu, and we have operated a LYSAGHT® rollforming business in Sri Lanka since 1994.

"India, therefore, represents BlueScope Steel's logical next frontier."

Mr Adams continued: "BlueScope Steel's strong focus will be on developing new markets and new applications for coated steels in the Indian construction market.

"We are looking to apply the 'reverse integration' approach that our Company has successfully deployed elsewhere in Asia, whereby initial investments in rollforming capacity lead to further investment in a steel coating and painting operation once demand for our products is well-established.

"To this end, BlueScope Steel is also currently engaged in a feasibility study with Tata Steel – one of Asia's leading steel companies – exploring the possibility of forming a 50/50 joint venture to develop a metal coating and paint line facility in India. The study is expected to be concluded by May 2005."

The discussions with Tata Steel are proceeding on the basis that, should a decision be made to commence construction of a coating and painting facility, the new investments being announced today would form part of that 50/50 joint venture.

BlueScope Steel currently operates 75 manufacturing plants across 16 countries, including 12 countries in Asia and the Pacific.

About Tata Steel
Tata Steel is India's largest steel company with annual production in excess of four million tonnes of steel with manufacturing facilities in Jamshedpur, in the state of Jharkhand located approximately 260 kilometres west of Calcutta. The Company owns several iron-ore mines, collieries and flux mines located near its plant and manufactures a range of products including steel rods, hot and cold roll coils and sheets, tubes, construction bars, strips and bearings, structural steel, ferro alloys and other minerals, and steel plant and material handling equipment. Tata Steel is currently undergoing a capacity expansion of one million-tonnes per annum, and on June 30th, the Company announced an additional expansion program of 2.4 million tonnes to be completed by 2009, increasing annual production capacity at Jamshedpur Works to 7.5 million tonnes.

About BlueScope Steel Limited (ASX: *BSL*)
BlueScope Steel is the leading steel producer in Australia and New Zealand, supplying the majority of the flat steel products sold in these markets. BlueScope Steel's principal customers are in the building and construction, automotive, packaging and general manufacturing industries. The Company's steelworks at Port Kembla is Australia's largest and one of the world's lowest cost producers of hot rolled coil. Steel rolling, coating and painting plants are located in Australia, New Zealand, Thailand, Malaysia and Indonesia, and the Company has a network of roll-forming facilities across the Asia Pacific region that is unmatched by any other steel company. Additional metal coating and painting lines are under construction in China, Vietnam and Thailand.

BlueScope Steel also has a 50 per cent interest in a steel mini-mill in Delta, Ohio, USA. In April 2004, the Company completed the acquisition of Butler Manufacturing, with operations in North America and China, creating a strong, global steel building components and pre-engineered buildings business.

For further information about BlueScope Steel Limited: www.bluescopesteel.com

CONTACTS

Media

Sandi Harwood
Manager External Affairs
BlueScope Steel Limited
Tel: +61 3 9666 4039
Mobile: +61 (0)411 027 006
E-mail: Sandi.Harwood@bluescopesteel.com

Investor

John Knowles
Vice President Investor Relations
BlueScope Steel Limited
Tel: +61 3 9666 4150
Mobile: +61 (0)419 893 491
E-mail: John.Knowles@bluescopesteel.com

Location of new manufacturing facilities in India



www.theodora.com/maps
CHINA
Kabul
AFGHANISTAN
Kandahar
Lahore
PAKISTAN
New Delhi
Jaipur
Karachi
Mt. Everest
NEPAL
Kathmandu
Lhasa
Ahmadabad
INDIA
BANGLADESH
Dhaka
Surat
Mumbai (Bombay)
Pune
DECCAN
Hyderabad
Nagpur
Mandalay
BURMA
Rangoon
Arabian Sea
Bay of Bengal
Chennai (Madras)
ANDAMAN ISLANDS (INDIA)
SRI LANKA
Colombo
MALDIVES
Male
NICOBAR ISLANDS (INDIA)

- **Delhi**
  Rollforming & components
- **Pune**
  Pre-engineered buildings, roll-forming & components
- **Chennai**
  Rollforming & components

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
BLUESCOPE STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	19 August 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	8,994,562	540,071
4	Total consideration paid or payable for the shares	$70,550,554	$4,312,775

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $8.00 date: 9-Dec-04 lowest price paid: $7.61 date: 21-Oct-04	highest price paid: $8.00 lowest price paid: $7.91 highest price allowed under rule 7.33: $8.7969

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	8,865,367

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here:  .... Date: 9/12/04
(~~Director~~/ Company Secretary)

Print name: Lisa M Nicholson

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BlueScope Steel Limited

ABN

16 001 011058

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	2,141,350 issued
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	2,141,350 issued: • 1,903,050 shares issued pursuant to Employee Share Ownership Plan ("ESOP") 2003; • 238,300 shares issues pursuant to the Long Term Incentive Plan – Public Listing Award 2002 at $2.85 exercise price.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	• 1,903,050 shares issued at $7.86 per share; and • 238,300 shares issued at $2.85 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	• 1,903,050 shares were issued pursuant to the ESOP 2003 Award; and • 238,300 shares were issued pursuant to the Long Term Incentive Plan - Public Listing Award 2002.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	• 1 September 2004 commenced and finalised 3 December 2004 – ESOP shares; and • 7 October 2004 – Long Term Incentive Plan shares.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	740,982,461	ORD

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Nil	Nil

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary securities.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
740,982,461	ORD

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:  Date: 14/12/04

SECRETARY

Print name: LISA NICHOLSON

== == == == ==

+ See chapter 19 for defined terms.

BLUESCOPE STEEL

BlueScope Steel Limited
ABN 16 000 011 058
Level 11, 120 Collins St
Melbourne VIC 3000
AUSTRALIA
Telephone +61 3 9666 4000
Facsimile +61 3 9666 4111
www.bluescopesteel.com

ASX Release

Release Time: IMMEDIATE
Date: 15 December 2004

Approvals Granted for New COLORBOND® Steel Paintline in Western Sydney

BlueScope Steel (ASX: BSL) today announced Board approval of expenditure of approximately $120 million for the Company's previously announced new COLORBOND® steel paintline to be built at Erskine Park in Western Sydney.

"We expect construction of the facility to commence immediately. We have already undertaken detailed preparatory work and the project is expected to be fully operational by mid calendar 2007," commented Noel Cornish, President Australian Building and Manufacturing Markets.

"The Hon. Diane Beamer, NSW Minister for Western Sydney, and Minister Assisting the Minister for Infrastructure and Planning (Planning Administration) yesterday at Penrith City Council announced the granting of the Development Approval. We are very appreciative of the support and assistance we have received from the NSW Government, the Department of Infrastructure, Planning and Natural Resources, Penrith City Council and the Department of State and Regional Development."

"The paintline will be a flexible 120,000tpa market focused facility capable of meeting the specific needs of local customers in the building and manufacturing sectors.

"Erskine Park is centrally located among our many customers in one of the fastest growing and developing regions in Australia," Mr Cornish continued. "The site is also well served by Sydney's motorway infrastructure, including the new M7 Motorway. The proposed Link Road connecting Erskine Park to the M7 was a critical factor in the site selection.

The plant will create approximately 65 new jobs when it is commissioned in 2007 and up to 120 jobs during the construction phase.

About BlueScope Steel Limited (ASX: *BSL*)
BlueScope Steel is the leading steel producer in Australia and New Zealand, supplying the majority of the flat steel products sold in these markets. BlueScope Steel's principal customers are in the building and construction, automotive, packaging and general manufacturing industries. The Company's steelworks at Port Kembla is Australia's largest and one of the world's lowest cost producers of hot rolled coil. Steel rolling, coating and painting plants are located in Australia, New Zealand, Thailand, Malaysia and Indonesia, and the Company has a network of roll-forming facilities across the Asia Pacific region that is unmatched by any other steel company. Additional metal coating and painting lines are under construction in China, Vietnam and Thailand.

BlueScope Steel also has a 50 per cent interest in a steel mini-mill in Delta, Ohio, USA. In April 2004, the Company completed the acquisition of Butler Manufacturing, with operations in North America and China, creating a strong, global steel building components and pre-engineered buildings business. The Company has also announced it will construct three new manufacturing facilities in India.

For further information about BlueScope Steel Limited: www.bluescopesteel.com

Contacts:

Media
Sandi Harwood
Manager External Affairs
BlueScope Steel Limited
Tel: +61 3 9666 4039
Mobile: +61 (0) 411 027 006
E-mail: Sandi.Harwood@bluescopesteel.com

Investor
John Knowles
Vice President Investor Relations
BlueScope Steel Limited
Tel: +61 3 9666 4150
Mobile: +61 (0) 419 893 491
E-mail: John.Knowles@bluescopesteel.com

BLUESCOPE STEEL

BlueScope Steel Limited
Level 11, 120 Collins Street
Melbourne VIC 3000
AUSTRALIA
www.bluescopesteel.com

ASX Release

Release Time: IMMEDIATE
Date: 20 December 2004

BLUESCOPE STEEL ANNOUNCEMENT OF FINANCIAL CALENDAR 2005

BlueScope Steel Limited (ASX: *BSL*) advises the following financial calendar for 2005.

FINANCIAL CALENDAR
(subject to change)

21 February 2005	Half-year results and interim dividend announced
28 February 2005	Ex-dividend share trading commences
4 March 2005	Record date for interim dividend
4 April 2005	Payment of interim dividend
30 June 2005	2004/05 Financial year end
23 August 2005	Annual results and final dividend announced
28 September 2005	Ex-dividend share trading commences
5 October 2005	Record date for final dividend
12 October 2005	Annual Report mailed to shareholders
24 October 2005	Payment of final dividend
11 November 2005	Annual General Meeting for 2004/05 year

About BlueScope Steel Limited (ASX: *BSL*)
BlueScope Steel is the leading steel producer in Australia and New Zealand, supplying the majority of the flat steel products sold in these markets. BlueScope Steel's principal customers are in the building and construction, automotive, packaging and general manufacturing industries. The Company's steelworks at Port Kembla is Australia's largest and one of the world's lowest cost producers of hot rolled coil. Steel rolling, coating and painting plants are located in Australia, New Zealand, Thailand, Malaysia and Indonesia, and the Company has a network of roll-forming facilities across the Asia Pacific region that is unmatched by any other steel company. Additional metal coating and painting lines are under construction in China, Vietnam and Thailand.

BlueScope Steel also has a 50 per cent interest in a steel mini-mill in Delta, Ohio, USA. In April 2004, the Company completed the acquisition of Butler Manufacturing, with operations in North America and China, creating a strong, global steel building components and pre-engineered buildings business. The Company has also announced it will construct three new manufacturing facilities in India.

For further information about BlueScope Steel Limited: www.bluescopesteel.com

Contacts:

Media
Sandi Harwood
Manager External Affairs
BlueScope Steel Limited
Tel: +61 3 9666 4039
Mobile: +61 (0) 411 027 006
E-mail: Sandi.Harwood@bluescopesteel.com

Investor
John Knowles
Vice President Investor Relations
BlueScope Steel Limited
Tel: +61 3 9666 4150
Mobile: +61 (0) 419 893 491
E-mail: John.Knowles@bluescopesteel.com

BLUESCOPE STEEL

BlueScope Steel Limited
ABN 16 000 011 058
Level 11, 120 Collins St
Melbourne VIC 3000
AUSTRALIA
Telephone +61 3 9666 4000
Facsimile +61 3 9666 4111
www.bluescopesteel.com

ASX Release

Release Time: IMMEDIATE
Date: 22 December 2004

BLUESCOPE STEEL ANNOUNCES SUCCESSFUL BANK DEBT REFINANCING

BlueScope Steel Limited (ASX:BSL) today announced that it has completed a successful refinancing of its major bank debt facilities.

The company's A$400 million Loan Note Facility and A$50 million of its working capital facilities were refinanced and increased to a single A$600 million syndicated bank facility.

BlueScope Steel's Chief Financial Officer Brian Kruger said: "The bank market showed a high level of enthusiasm for the BlueScope Steel name. As a consequence we were able to improve pricing and bring other key terms more into line with those achieved in our very successful US$300 million Private Placement debt raising earlier this year."

The A$600 million syndicated bank facility consists of a A$100 million 364 day tranche, a A$300 million three year tranche and a A$200 million five year tranche. The borrowing entity is BlueScope Steel (Finance) Limited, which will be guaranteed by BlueScope Steel Limited.

Mr Kruger said the transaction was a further endorsement of BlueScope Steel's strong credit profile and its strategic direction.

The refinancing was jointly arranged by the Commonwealth Bank of Australia and Westpac Banking Corporation.

About BlueScope Steel Limited (ASX: *BSL*)
BlueScope Steel is the leading steel producer in Australia and New Zealand, supplying the majority of the flat steel products sold in these markets. BlueScope Steel's principal customers are in the building and construction, automotive, packaging and general manufacturing industries. The Company's steelworks at Port Kembla is Australia's largest and one of the world's lowest cost producers of hot rolled coil. Steel rolling, coating and painting plants are located in Australia, New Zealand, Thailand, Malaysia and Indonesia, and the Company has a network of roll-forming facilities across the Asia Pacific region that is unmatched by any other steel company. Additional metal coating and painting lines are under construction in China, Vietnam and Thailand.

BlueScope Steel also has a 50 per cent interest in a steel mini-mill in Delta, Ohio, USA. In April 2004, the Company completed the acquisition of Butler Manufacturing, with operations in North America and China, creating a strong, global steel building components and pre-engineered buildings business.

For further information about BlueScope Steel Limited: www.bluescopesteel.com

CONTACTS

Media

Sandi Harwood
Manager External Affairs
BlueScope Steel Limited
Tel: +61 3 9666 4039
Mobile: +61 (0)411 027 006
E-mail: Sandi.Harwood@bluescopesteel.com

Investor

John Knowles
Vice President Investor Relations
BlueScope Steel Limited
Tel: +61 3 9666 4150
Mobile: +61 (0)419 893 491
E-mail: John.Knowles@bluescopesteel.com

BLUESCOPE STEEL

BlueScope Steel Limited
ABN 16 000 011 058
Level 11, 120 Collins St
Melbourne VIC 3000
AUSTRALIA
Telephone +61 3 9666 4000
Facsimile +61 3 9666 4111
www.bluescopesteel.com

ASX Release

Release Time: IMMEDIATE
Date: 27 January 2005

NEW BLUESCOPE STEEL INVESTMENTS IN CHINA

BlueScope Steel today announced investments in two new manufacturing facilities in China, both expected to be operational by mid calendar 2006.

A new facility will be constructed in Guangzhou to manufacture a range of BUTLER™ and LYSAGHT® quality branded products for customers in the growing building and construction markets in China's south. The new plant will incorporate a BUTLER™ manufacturing facility for PEBs (pre-Engineered Buildings) and will complement an existing LYSAGHT® rollforming plant in Guangzhou. Investment cost will be A$45 million.

In addition, the existing BlueScope Lysaght plant at Langfang, near Beijing, will be expanded at a total cost of A$16 million to produce architectural and sandwich panels for the China market. Architectural and sandwich panels are widely used in premium architectural building facade systems, and are expected to feature prominently in signature buildings to be constructed ahead of the Beijing Olympics.

BlueScope Steel CEO and Managing Director Kirby Adams said, "The further expansion of BlueScope Steel's manufacturing capability in China reflects strong demand in that country for our high quality branded building products, and our enthusiasm for China as a destination for manufacturing capital investment. The Guangzhou investment again demonstrates BlueScope Steel's strategy in action, and our commitment to expanding our network of operations supplying high quality BUTLER™ pre-Engineered Buildings and LYSAGHT® building solutions."

Each of the new operations will consume the ZINCALUME® and Clean COLORBOND® product to be manufactured at the new A$280 million metallic coating and paint line facility BlueScope Steel has under construction at Suzhou, west of Shanghai.

About BlueScope Steel Limited (ASX: *BSL*)

BlueScope Steel is the leading steel producer in Australia and New Zealand, supplying the majority of the flat steel products sold in these markets. BlueScope Steel's principal customers are in the building and construction, automotive, packaging and general manufacturing industries. The Company's steelworks at Port Kembla is Australia's largest and one of the world's lowest cost producers of hot rolled coil. Steel rolling, coating and painting plants are located in Australia, New Zealand, Thailand, Malaysia and Indonesia, and the Company has a network of roll-forming facilities across the Asia Pacific region that is unmatched by any other steel company. Additional metal coating and painting lines are under construction in China, Vietnam and Thailand.

BlueScope Steel also has a 50 per cent interest in a steel mini-mill in Delta, Ohio, USA. In April 2004, the Company completed the acquisition of Butler Manufacturing, with operations in North America and China, creating a strong, global steel building components and pre-engineered buildings business.

For further information about BlueScope Steel Limited: www.bluescopesteel.com

CONTACTS

Media

David Goodwin
Executive Vice President Corporate Affairs
BlueScope Steel Limited
Tel: +61 3 9666 4020
Mobile: +61 (0)419 585 298
E-mail: David.Goodwin@bluescopesteel.com

Investor

John Knowles
Vice President Investor Relations
BlueScope Steel Limited
Tel: +61 3 9666 4150
Mobile: +61 (0)419 893 491
E-mail:
John.Knowles@bluescopesteel.com

BLUESCOPE STEEL

BlueScope Steel Limited
ABN 16 000 011 058
Level 11, 120 Collins St
Melbourne VIC 3000
AUSTRALIA
Telephone +61 3 9666 4000
Facsimile +61 3 9666 4111
www.bluescopesteel.com

ASX Release

Release Time: IMMEDIATE
Date: 27 January 2005

BLUESCOPE STEEL CONCLUDES MAJOR IRON ORE CONTRACT

BlueScope Steel today announced that it has entered into a new long-term contract with BHP Billiton and its Mount Newman joint venture partners for the purchase of iron ore. Under the contract, BlueScope Steel has committed to purchase in excess of four million tonnes of iron ore per annum. The new contract runs to June 2009.

Contract pricing is on a similar basis to previous long-term supply arrangements and reflects current market conditions.

This, together with other recently concluded supply arrangements with three other suppliers, provides for BlueScope Steel's medium term iron ore needs.

About BlueScope Steel Limited (ASX: *BSL*)
BlueScope Steel is the leading steel producer in Australia and New Zealand, supplying the majority of the flat steel products sold in these markets. BlueScope Steel's principal customers are in the building and construction, automotive, packaging and general manufacturing industries. The Company's steelworks at Port Kembla is Australia's largest and one of the world's lowest cost producers of hot rolled coil. Steel rolling, coating and painting plants are located in Australia, New Zealand, Thailand, Malaysia and Indonesia, and the Company has a network of roll-forming facilities across the Asia Pacific region that is unmatched by any other steel company. Additional metal coating and painting lines are under construction in China, Vietnam and Thailand.

BlueScope Steel also has a 50 per cent interest in a steel mini-mill in Delta, Ohio, USA. In April 2004, the Company completed the acquisition of Butler Manufacturing, with operations in North America and China, creating a strong, global steel building components and pre-engineered buildings business.

For further information about BlueScope Steel Limited: www.bluescopesteel.com

CONTACTS

Media

David Goodwin
Executive Vice President Corporate Affairs
BlueScope Steel Limited
Tel: +61 3 9666 4020
Mobile: +61 (0)419 585 298
E-mail: David.Goodwin@bluescopesteel.com

Investor

John Knowles
Vice President Investor Relations
BlueScope Steel Limited
Tel: +61 3 9666 4150
Mobile: +61 (0)419 893 491
E-mail: John.Knowles@bluescopesteel.com

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BlueScope Steel Limited

ABN

16 001 011058

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	49,100 issued
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	49,100 shares issued pursuant to the Long Term Incentive Plan – Public Listing Award 2002 at $2.85 exercise price.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	Issued at $2.85 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	49,100 shares were issued pursuant to the Long Term Incentive Plan - Public Listing Award 2002.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	11 February 2005

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	49,100	ORD

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Nil	

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary securities.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:  Date: 14/2/05
SECRETARY

Print name: LISA NICHOLSON

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BlueScope Steel Limited

ABN

16 001 011058

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	157,300 issued
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	157,300 shares issued pursuant to the Long Term Incentive Plan – Public Listing Award 2002 at $2.85 exercise price.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	Issued at $2.85 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	157,300 shares were issued pursuant to the Long Term Incentive Plan - Public Listing Award 2002.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	18 February 2005

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
157,300	ORD

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Nil	

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary securities.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:  Date: 18/2/05
SECRETARY

Print name: LISA NICHOLSON

== == == == ==

+ See chapter 19 for defined terms.

BLUESCOPE STEEL LIMITED
A.B.N. 16 000 011 058
Level 11, 120 Collins Street
Melbourne, Victoria 3001
Ph: +61 (03) 9666 4000 Fax: +61 (03) 9666 4111
Website: www.bluescopesteel.com
ASX Code: BSL

21 February 2005

Results for Announcement to the Market
(under ASX listing rule 4.2A)

Half Year Earnings Report
Six Months Ended 31 December 2004

HEADLINES

- **Total Revenue up 49% to $3,890m, a new record.**
- **Record half year NPAT of $485m.**
- **Continued focus on rewarding shareholders, increasing interim ordinary dividend by 50% to 18cps and announcing an off-market share buy-back of up to $200m.**
- **Higher international hot rolled coil and slab prices:**
  - **Significantly increased Hot Rolled Products and New Zealand Steel earnings; but**
  - **Contributed to a loss in Coated and Buildings Products Australia.**
- **Record six month earnings contribution from Hot Rolled Products, New Zealand Steel and from the company's 50% interest in North Star BlueScope Steel.**
- **Announced further downstream growth initiatives, i.e.**
  - **West Sydney Colorbond® paintline**
  - **New rollforming and pre-engineered building ("PEB") facilities in India**
  - **New rollforming and PEB facilities in China**
- **All other growth initiatives are on schedule and within budget.**
- **BlueScope Butler (China and North America) is on track to meet FY2005 earnings neutral and FY2006 earnings accretive targets.**
- **Best ever safety performance with a Lost Time Injury Frequency Rate of 1.0.**

Group net profit after tax ("NPAT") for the six months ended 31 December 2004 was $485m compared to $227m for the previous corresponding period (six months ended 31 December 2003), an increase of 114%. This was achieved despite higher steel feed and raw material costs and a stronger Australian dollar. The $485m NPAT is also 36% higher than the previous period (six months ended 30 June 2004) NPAT of $357m.

In maintaining its commitment to Total Shareholder Return, the Board has approved an interim ordinary dividend of 18¢ ($133m), which will be fully franked and payable on 4 April 2005. This compares with 12 cents ($88m) for the previous corresponding half. The record date is 4 March 2005.

Earnings per share ("EPS") for the six months ended 31 December 2004 was 65.7 cents compared to 29.8 cents for the previous corresponding period.

The on-market share buy-back program, with 9.5m of 17.1m shares having been purchased, has been halted due to the announced intention to conduct an off-market share buy-back of up to $200m. Please refer to the "Capital Management" subsection for more details.

Growth Initiatives

In the first half, the company announced a number of new downstream growth initiatives, including:

- Australia – West Sydney Colorbond® Steel Paintline to be located at Erskine Park, West Sydney at a cost of A$120m. Capacity will be 120,000tpa and the plant will be operational by mid – FY2007.
- India – three new manufacturing facilities at Pune, Chennai and New Delhi at a cost of Rs3,400m (A$100m). Facilities will deliver a range of Lysaght and Butler branded products and will progressively become operational during FY2007.
- China (announced January 2005) – the Group's first combined Butler PEB/Lysaght facility to be located in Guangzhou at a cost of A$45m. The plant will be operational in March 2006.

All of the coating related development growth initiatives in Thailand, Vietnam and China remain on schedule and budget and good progress has been made on the Butler integration and business transformation process in North America.

		6 MTHS TO 31 DEC		VARIANCE	
		2004	2003	$m	%
Total Revenue[1]	A$m	3,890	2,619	1,271	49
Earnings before interest, tax, depreciation and amortisation (EBITDA)[2]	A$m	811	440	371	84
EBIT[2]	A$m	666	302	364	121
Net borrowing costs	A$m	(20)	(6)	(14)	233
NPAT attributable to BlueScope Steel shareholders		485	227	258	114
Earnings per share	¢/s	65.7	29.8	-	121
Interim dividend	¢/s	18	12	-	50
Net cash flow from operating and investing activities	A$m	310	255	55	22
Return on invested capital[3]	%	25.1	14.6		
Return on equity[4]	%	29.6	15.2		
Gearing (net debt / net debt plus equity)	%	13.9	9.1		
Net tangible assets per share	$/s	4.37	3.85		

(1) Includes revenue other than sales revenue of $18m ($15m in FY2004).
(2) Includes 50% share of net profit from North Star BlueScope Steel of $104m in FY2005 ($2m in FY2004).
(3) Return on invested capital is defined as annualised net operating profit after tax over average monthly capital employed.
(4) Return on equity is defined as annualised net profit after tax attributable to members over average monthly shareholders' equity.

VARIANCE ANALYSIS

- **Total Revenue**

  The $1,271m (49%) increase principally reflects:
  - A six month contribution from Coated and Building Products North America following the acquisition of Butler Manufacturing Company on 27 April 2004.
  - Higher prices attained in all export and most domestic market segments.
  - Strong Asian domestic sales volumes, bolstered by a six month contribution from BlueScope Butler China.

  These factors were partly offset by:
  - Higher average AUD/USD exchange rate (0.73) compared to the previous corresponding period (0.69).

- **EBIT**

  The $364m (121%) increase principally reflects:

  Prices ($491m favourable)
  - Higher export slab and hot rolled coil prices and related flow-on to export coated product from Australia and New Zealand and Australian domestic hot rolled coil and plate prices.
  - Increases in Australian and Asian domestic coated product prices.

Sales Volumes and Product Mix ($53m favourable)

- Higher production and despatch levels in Asia and New Zealand.
- Higher level and improved mix of domestic despatches in Hot Rolled Products and Coated and Building Products Australia.

North Star BlueScope Steel ($102m favourable)

- Higher realised US domestic prices for hot rolled coil together with higher despatches, partly offset by higher scrap costs.

Exchange Rates ($34m unfavourable)

- Reflects the net effect of higher AUD/USD and NZD/USD exchange rates on both USD denominated revenue and costs. The average AUD/USD was 0.73 compared to the previous corresponding period of 0.69.

Costs

Conversion and other cost improvements ($58m favourable)

- Cost reductions primarily at Port Kembla Steelworks and New Zealand Steel reflecting the effect on unit costs of initiatives to improve production volumes, yield, labour productivity and other costs.

Conversion and other cost increases ($127m unfavourable)

- Higher planned repairs and maintenance at Port Kembla Steelworks, Coated Products Australia, New Zealand Steel and Malaysia Coating line reflecting the timing of planned maintenance and maintaining operating stability.
- Higher costs as a result of the effect on unit costs of lower production volumes at Coated Products Australia arising from union led industrial disputation.
- Higher employment, utilities and other costs due to cost escalation.
- Higher freight costs due primarily to higher sea freight rates.
- Higher costs associated with business development activities in Coated and Building Products Asia.

Raw material costs ($170m unfavourable)

- Higher USD iron ore, coking coal and scrap costs at the Port Kembla Steelworks.
- Higher prices paid for hot rolled and cold rolled purchased steel feed by the downstream Asian coating and building operations.
- Higher coating metal costs.

Other ($9m unfavourable)

- **Tax**

The effective tax rate for the twelve month ended 31 December 2004 was 25% (22% in the previous corresponding period). The increase in effective tax rate mainly reflects the increased income from NorthStar BlueScope Steel being taxed at 40% (US 35% tax rate plus state taxes). The tax rate differs from the Australian tax rate of 30% primarily due to the utilisation of unbooked tax losses in New Zealand, together with the utilisation of unbooked tax losses and tax exemptions in certain Asian operations.

OPERATING CASH FLOWS AND VARIANCE ANALYSIS

	6 MTHS TO 31 DEC		VARIANCE	
	2004	2003		
	A$m	A$m	A$m	%
Net operating cash flow before borrowing costs and income tax	578	357	221	62
Net investing cash flows	(268)	(102)	(166)	163
Net cash from operating and investing activities	310	255	55	22

Variance

The $221m increase in operating cash flow primarily reflects an increase in operating cash profits (EBITDA less share of NorthStar BlueScope Steel net profit) partly offset by an increase in net working capital. The increase in net working capital primarily reflects:

- An increase in inventory in the current year due mainly to higher raw material costs, together with an increase in raw materials in-transit and higher slab and hot rolled coil stocks due to the timing of export shipments and union led industrial disputation at the Western Port plant in Victoria.
- A decrease in current year provisions mainly reflect the unwind of a customer prepayment program which the previous Butler Manufacturing Company management had in place.
- Partly offset by an increase in usage of the Group's receivables securitisation program in the current year.

The $166m increase in investing cashflow primarily reflects higher capital expenditure associated with the Vietnam, Thailand and China coating and painting facility developments, Hot Strip Mill upgrade at the Port Kembla Steelworks and Lysaght Australia acquisitions to strengthen its manufacturing, sales and distribution capability, together with the receipt of funds loaned to North Star BlueScope Steel in the previous corresponding period.

GROUP REVIEW

In commenting on the half year results, the Managing Director and Chief Executive Officer of BlueScope Steel, Mr Kirby Adams, said:

"The record half year result, with NPAT increasing 114% to $485 million over the previous corresponding period and continued strong net cashflows, has enabled BlueScope Steel to continue to focus on 'Rewarding Shareholders As We Grow'. The interim ordinary dividend has been increased by 50% to 18 cents and furthermore our Board has approved an off-market share buy-back of up to $200m.

"Our Hot Rolled Products segment achieved record performance in the first half. Very strong international pricing for slab and hot rolled coil (HRC) and for HRC and plate in the Australian domestic market, together with record production levels, has led to much higher earnings for Port Kembla Steelworks. The strong production performance of Port Kembla Steelworks reflects the significant effort made to transform this business over recent years. A record earnings contribution, of A$104 million, from North Star BlueScope Steel further boosted the Hot Rolled Products result.

We are very pleased with the earnings improvement achieved by New Zealand Steel, which has reaped the benefit of many years' teamwork and focus on releasing the potential of the business. The New Zealand domestic construction market remained strong and export prices rose significantly during the period overcoming the stronger NZ$.

"Results from our downstream Australian Coated and Building Products segment were disappointing. While market demand in the construction, automotive and manufacturing sectors remained strong, the severity of the loss sustained by this business was a consequence of dramatically higher prices for slab and HRC feed, compounded by union-led industrial action.

"The Packaging Products business has continued to experience low growth and negative margins. We are considering options for withdrawing from the unprofitable export tinplate market and plan to announce our intentions within the next three months. Withdrawal from this market would lead to the availability of around 250,000 tonnes of hot rolled coil to support other BlueScope Steel products and markets. Following consultation with our customers, we intend to continue to maintain a significant presence in the Australian tinplate market.

"The Coated and Building Products Asia segment maintained its EBIT performance during the period despite significantly higher feedstock costs, reflecting a sales increase of 84% and a six month contribution from BlueScope Butler operations in China. The market dynamics in our downstream businesses in Australia and Asia are quite different. Our business in Asia is predominantly based on spot sales, enabling relatively rapid adjustment to product pricing when there are changes in feed costs. In contrast, our Australian Coated and Building Products business has a mix of fixed and longer-term contracts which are currently being renewed at higher prices.

"From July 2005, a number of the previously announced growth initiatives across BlueScope Steel Asia will begin to start up, providing additional revenue and earnings momentum and enabling us to meet the growing demand for BlueScope Steel products in Asia.

"Our second metal coating line in Thailand will come into production early in FY2006, and be followed by the start up of our Vietnam metal coating and paint line facility early in CY2006.

"In December 2004 and January 2005, we announced significant new investments in India and China. An investment of A$100 million is being made to construct three new manufacturing facilities in India, at Pune, Chennai and New Delhi. BlueScope Steel is also undertaking a feasibility study with Tata Steel to explore the possibility of forming a 50/50 joint venture to develop a metal coating and paint line facility in India, and this is expected to be concluded by May 2005. In China, we are investing A$61 million to create new manufacturing capacity in Pre-Engineered Buildings and architectural and sandwich panels, at Guangzhou and Langfang.

"Our Coated and Building Products North America segment has attained a key milestone, by achieving a breakeven earnings outcome for the half year, representing a turnaround from a loss in the previous corresponding period. This business segment, which includes the North American Butler Buildings and Vistawall architectural products businesses, is on track to meet the targets set when we acquired Butler Manufacturing in April 2004.

"Globally, the steel industry continues to rationalise and consolidate. We believe this consolidation has contributed to a revitalised steel industry and still has some way to go. Further we believe China's economic growth will continue in 2005 and will underpin a continuing increase in world steel consumption.

"While a slowdown in the Australian residential dwelling sector has occurred, sales of BlueScope Steel's high quality coated, painted, rollformed and plate products remain strong. Industrial and commercial building activity continues at a healthy pace and heavy engineering projects are encouraging.

Outlook

Mr Adams said: "The business outlook for BlueScope Steel remains very good. Global demand for our quality products is strong, product pricing remains healthy, and our operations are running well, even as we are stepping up our discretionary repair and maintenance activity.

In the second half, we expect to confront a range of issues, including:

- the continuing cost of industrial disruption at our Western Port plant
- the potential restructuring of the Packaging Products business which could result in restructuring charges of up to $50 million, after tax
- a stronger Australian dollar relative to the US dollar and Asian currencies, and
- higher raw material and scrap costs.

"Notwithstanding these issues, we expect the second half NPAT to be similar to this very strong first half result.

"Therefore from a financial perspective, we are anticipating a record NPAT for FY2005."

"BlueScope Steel has manufacturing operations in a number of the countries affected by the December 2004 earthquake and tsunamis disaster namely Thailand, Indonesia, Malaysia and Sri Lanka. Our operations were not damaged and thankfully, all our employees were

accounted for. However, some suffered devastating losses among their extended families and friends and our deepest sympathies go out to them.

"The response by BlueScope Steel's people to the tsunamis disaster relief has been inspiring and impressive. Whether by giving cash, food, clothing or steel building materials, employees and our businesses across the globe have responded quickly and compassionately to help the victims. When BlueScope's Asia Quake and Tsunamis Appeal closed on 31 January, employee donations had reached $532,000. Together with the Company's initial donation of $200,000 and matching employee contributions, the total raised was $1,265,000.

"Financial and business results of this standard are enabled by our customers who we appreciate, communities who continue to welcome our presence, and by committed employees. We thank you all."

BUSINESS SEGMENT REVIEW

Summary of Results by Segment

	Sales Revenue ($m)		EBIT ($m)	
	6 Months Ended 31 December			
	2004	2003	2004	2003
Hot Rolled Products	1,742[(1)]	1,236[(1)]	693	179
New Zealand Steel	377	272	87	20
Coated & Building Products Australia	1,509	1,410	(90)	102
Coated & Building Products Asia[(2)]	536	291	45	45
Coated & Building Products North America	629	-[(5)]	0	-[(5)]
Corporate & Group[(3)]	403	311	(29)	(32)
Inter-segment[(4)]	(1,324)	(916)	(40)	(12)
Total BLUESCOPE STEEL	3,872	2,604	666	302

(1) Excludes the company's 50% share of North Star BlueScope Steel's revenue being US$294m (US$128m in FY2004).

(2) Includes BlueScope Butler China revenue of $133m (FY2004 $132m) and EBIT of $8m (FY2004 $9m). The FY2004 numbers are normalised pre-acquisition results, consistent with the FY2005 results shown.

(3) Corporate and Group reflects Logistics, Export Trading and corporate office activities.

(4) Inter-segment revenue reflects the elimination of internal sales between reporting segments. Inter-segment EBIT reflects an entry to eliminate profit-in-stock associated with inter-segment sales.

(5) BlueScope Steel acquired Butler Manufacturing Company on 27 April 2004. On a normalised basis (after adjusting both periods to exclude restructure costs, discontinued operations, one-off acquisition adjustments and integration costs) Coated & Building Products North America had Sales Revenue of US$456m (FY2004 US$337m) and EBIT of US$2m (FY2004 US$8m loss).

Hot Rolled Products

This segment comprises:

- Port Kembla Steelworks, NSW, Australia (coke, iron, slab, plate and hot rolled coil production);
- BlueScope Steel's 50% interest in North Star BlueScope Steel, USA (hot rolled coil production); and
- BlueScope Steel's 47.5% interest in Castrip LLC, USA (thin strip casting technology).

(i) Financial Performance

	6 MTHS TO 31 DEC		VARIANCE	
	2004	2003		
	$m	$m	$m	%
Sales Revenue[1]	1,742	1,236	506	41
EBITDA[2]	757	244	513	210
EBIT[2]	693	179	514	287
Capital and Investment Expenditure[3]	45	19	26	137
Net Operating Assets (pre tax)[4]	1,992	1,837	155	9
Return on Net Assets (pre tax)[5]	70%	19%		

(1) Excludes the company's 50% share of North Star BlueScope Steel's revenue being US$294m (US$128m in FY2004).
(2) Includes 50% share of net profit from North Star BlueScope Steel of $104m ($2m in FY2004).
(3) Increased capital expenditure reflects expenditure on the Hot Strip Mill upgrade at PKWS.
(4) Increase in net operating assets primarily reflects an increase in net working capital due to higher prices and the timing of raw material purchases and sales receipts, together with the increase in the equity accounted investment in North Star BlueScope Steel.
(5) Return on Net Assets is defined as annualised EBIT / average monthly Net Operating Assets.

The $514m EBIT increase was largely due to:

- Higher export slab and hot rolled coil prices attained in international markets and the related flow-on to domestic hot rolled coil and plate prices.
- Substantial increase in North Star BlueScope Steel's EBIT contribution to $104m, a record half year.
- Higher intersegment prices to Coated and Building Products Australia.
- Higher level and improved mix of domestic sales.
- Cost reductions due to labour, productivity and yield improvements.

These were partly offset by:

- Higher USD scrap, coking coal and iron ore prices at Port Kembla Steelworks and higher scrap costs at North Star BlueScope Steel.
- Increased repairs and maintenance expenditure at Port Kembla Steelworks to ensure reliability of operations which underpins increased production capacity together with optimisation of asset lives.
- The net effect of a higher AUD/USD exchange rate on USD denominated revenue and costs.
- Higher freight costs due primarily to higher sea freight rates.

(ii) Operations Report

Port Kembla Steelworks ("PKSW")

- Maintained record raw steel production level, at 2.557 million tonnes (vs 2.568mt for previous corresponding period and 2.576mt for previous period).
- New iron ore supply contracts were established with four suppliers, with an average term of five years. The arrangements with the fifth supplier remain in place until 2007.
- Achieved hot rolled coil six monthly production record of 1.353mt (vs. 1.261mt in first half FY03) and a new calendar year record of 2.615mt. This was due to a focus on improvement in all areas of the mill operations, including the slab reheat furnace throughput rates.
- Finished plate production, at 190,030 tonnes, was 19,408 tonnes above the previous corresponding period and the best six monthly performance since 1997. This was achieved by continuous improvement in plant reliability and working additional production shifts to meet stronger Australian demand.
- Work on the Hot Strip Mill ("HSM") expansion (+0.4mtpa to 2.8mtpa) is on schedule for completion in the first quarter FY2007. All major equipment and installation contracts have been let. Required building modifications have been completed and civil excavations have commenced.

North Star BlueScope Steel

- For the 3rd year in a row, North Star BlueScope Steel has been voted the No. 1 flat rolled steel supplier, out of 29 North American facilities, in the Jacobsen survey, with number one ranking in Overall Customer Satisfaction, Quality, Customer Service and Delivery Performance.
- In October, North Star BlueScope Steel entered into a new long term contract with its largest customer Worthington Steel. The contract runs to the end of CY2008 and the company has contracted to supply Worthington Steel around one third of its annual hot rolled coil production.
- Achieved a six month production record of 871,635t (100% interest) (vs. 809,761t for the previous corresponding period), largely due to improved slab castor throughput.
- The final repayment, under the external debt arrangements, was made in November 2004 (six months ahead of the scheduled final repayment date).

Castrip LLC

- BlueScope Steel's JV partner in Castrip LLC, Nucor, has continued to make excellent progress with the revolutionary strip casting technology, developed by BlueScope Steel Limited, at their plant in Crawfordsville, IN. Nucor are now regularly selling Castrip as a substitute for regular grades of steel coil and coil as thin as 0.84mm has been successfully produced and sold. BlueScope Steel owns 47.5% of the joint venture company Castrip LLC, with Nucor and Ishikawajima-Harima Heavy Industries owning 47.5% and 5% respectively.

New Zealand Steel

(i) Financial Performance

	6 MTHS TO 31 DEC		VARIANCE	
	2004	2003		
	$m	$m	$m	%
Sales Revenue	377	272	105	39
EBITDA	100	38	62	163
EBIT	87	20	67	335
Capital and Investment Expenditure	9	8	1	13
Net Operating Assets (pre tax)(1)	458	405	53	13
Return on Net Assets (pre tax)(2)	39%	10%		

(1) Increase in net operating assets primarily reflects a lower AUD/NZD exchange rate and an increase in net working capital due to higher production and prices.
(2) Return on Net Assets is defined as annualised EBIT / average monthly Net Operating Assets.

The $67m EBIT increase was largely due to:

- Higher export prices.
- Higher level and improved mix of domestic despatches.
- Lower costs mainly as a result of the effect on unit costs of improved production volumes.

These were partly offset by:

- The net unfavourable effect of the higher NZD/USD exchange rate on USD denominated revenue and costs. The average NZD/USD exchange rate was 0.68 compared to 0.61 in the previous corresponding period.

(ii) Operations Report

- Achieved a six month slab production record of 336,000t (vs. 309,000t in the previous corresponding period) due to improvements in iron plant production and maintenance strategies.
- The remedial work associated with the metal coating line expansion was completed in January 2005 with successful installation of the induction furnace.
- Metal coated strip production was up 22% due to improved reliability.
- Achieved record domestic despatches (up 19% on previous corresponding period) reflecting the continuing strong economic conditions, in both residential and non-residential sectors.
- Domestic delivery performance improved considerably due to improved demand management and metal coating line reliability.

Coated and Building Products Australia

This segment comprises:

- Springhill at Wollongong, NSW and Western Port at Hastings, Victoria respectively.
- Service Centres, with 7 sites throughout Australia.
- Packaging Products at Port Kembla, NSW.
- BlueScope Lysaght, with 30 operating sites throughout Australia.

- BlueScope Water.
- Western Sydney Colorbond® Steel Centre development.

(i) Financial Performance

	6 MTHS TO 31 DEC		VARIANCE	
	2004	2003		
	$m	$m	$m	%
Sales Revenue	1,509	1,410	99	7
EBITDA	(47)	145	(192)	(133)
EBIT	(90)	102	(192)	(188)
Capital and Investment Expenditure(1)	91	26	65	250
Net Operating Assets (pre tax)(2)	1,304	1,203	101	8
Return on Net Assets (pre tax)(3)	(14%)	17%		

(1) Capital and investment expenditure increase is primarily due to Lysaght acquisitions.
(2) Increase in net operating assets reflects the Lysaght acquisitions completed during the half year.
(3) Return on Net Assets is defined as annualised EBIT / average monthly Net Operating Assets.

The $192m EBIT decrease was largely due to:

- Higher steel feed costs from Hot Rolled Products.
- Higher unit costs as a result of the effect of lower production volumes arising from industrial disputation, principally at Western Port.
- Higher planned repairs and maintenance costs.

These were only partly offset by:

- Higher domestic and export prices.
- Stronger domestic demand for products in the building and construction market sectors. This contributed to a record first half sales revenue.

(ii) Operations Report

Markets

- Record high domestic demand continued.
- All business segments remain strong, in particular non-residential, with some softening in residential construction being experienced.
- Union led industrial disputation at Western Port had a significant adverse affect on the company's ability to meet customer requirements in the second quarter.

Springhill

- Achieved six month production records:
  - Cold rolling of 480,500t (vs. 444,000t in second half FY03); and
  - Metal coating of 405,000t (vs. 378,000t in second half FY03).

  Total Springhill despatches were up 39,000t on the previous corresponding period.
- Brownfields capacity and cost saving initiatives continued. Paintline oven modifications will enable increased line speed and deliver additional capacity of 15,000tpa by March 2005.

Western Port

- Western Port's performance was adversely affected by a campaign of industrial disputation over Enterprise Bargaining Agreement renewal. The majority of employees had accepted the new EBA terms, however 58 Electrical Trade Union (ETU) members continued rolling stoppages until 17 January 2005 seeking additional claims, including a 36 hour week. This disruption also delayed completion of planned maintenance shutdowns and recommissioning of the hot strip mill, cold mill and other plant by more than one month which will result in lost revenue of approximately $100m for the Western Port business.
- Brownfields's capacity initiative – work is well advanced on improving line speed on metal coating line No. 4 to increase capacity by 30,000tpa.
- The maintenance alliance with Silcar has continued to make significant gains across the Western Port business in the areas of contractor management, equipment life cycle analysis and improved equipment uptime through maintenance planning around bottleneck units.

BlueScope Lysaght

- Continued to strengthen its manufacturing, sales and distribution capability by opening new sites and acquisitions, to provide a broader range of steel building solutions to customers. For example, the company acquired the Ranbuild business in December. Ranbuild is a successful designer and distributor of pre-fabricated steel garages, barns and farm sheds in Australia, with a comprehensive reseller network.
- Launched a number of new products, including W-Dek (economical structural decking system) and Quikform (load bearing concrete walling system).

Packaging Products

- In November the company announced it was considering options for potentially exiting the export tinplate market due to low growth and margin compression. The review is expected to be completed in the next three months.
- The company intends to maintain a significant presence in the Australian tinplate market.

Service Centres

- Throughput was down on the previous corresponding period, principally due to union led industrial disputation associated with renewal of Enterprise Bargaining Agreements.

BlueScope Water

- BlueScope Water, a business established to develop growth opportunities in urban rainwater harvesting and water cycle management, commenced operations in Sydney, Melbourne and Brisbane.

West Sydney Colorbond® Steel Centre

- In December, the company announced the development of a new Colorbond® paintline facility to be located at Erskine Park in West Sydney, one of the fastest growing and developing regions in Australia. Earth works commenced in January 2005 and the plant is expected to be fully operational by mid FY2007. The capital cost is A$120 million.

Coated and Building Products Asia

This segment comprises:

- Thailand, Indonesia and Malaysia – metal coating and paint line operations;
- China – BlueScope Butler and Lysaght facilities;
- Lysaght operations in 12 Asia and Pacific countries; and
- Under construction:
  - China and Vietnam - metal coating and paint lines
  - Thailand – additional metal coating line
- Approved
  - India - Butler and Lysaght facilities

(i) Financial Performance

	6 MTHS TO 31 DEC		VARIANCE	
	2004 [(1)]	2003		
	$m	$m	$m	%
Sales Revenue	536	291	245	84
EBITDA	58	56	2	4
EBIT	45	45	0	0
Capital and Investment Expenditure[(2)]	131	26	105	404
Net Operating Assets (pre tax)[(3)]	698	430	268	62
Return on Net Assets (pre tax)[(4)]	14%	21%		

(1) Includes BlueScope Butler China sales revenue of $133m (FY2004 $132m) and EBIT of $8m (FY2004 $9m). These FY2004 numbers have not been included in the above table and are provided for comparative purposes only.
(2) Capital expenditure increase largely reflects Vietnam, Thailand and China developments.
(3) The increase in net operating assets was largely due to the inclusion of BlueScope Butler China, higher capital expenditure and higher working capital balances due to higher sales volumes and prices.
(4) Return on Net Assets is defined as annualised EBIT/average monthly Net Operating Assets.

EBIT increased largely due to:

- Higher domestic coated product prices across the Asia business;
- Full period contribution from BlueScope Butler China following the acquisition of Butler Manufacturing Company on 27 April 2004; and
- Improved mix of higher value product in Thailand with a move from export to domestic sales.

These were offset by:

- Higher purchased steel feed costs across the Asia business; and
- Business development costs associated with the Vietnam, Thailand, India and China development projects.

(ii) Operations Report

- Thailand's metal coating capacity increased by 10,000t to 185,000t.
- Improved market conditions in Thailand, Malaysia and Indonesia resulted in stronger domestic sales.

- The successful launch of improved Clean Colorbond ®, a new paint technology with infrared reflective qualities that improves thermal efficiency, in a number of countries including Indonesia, Vietnam, Thailand, Malaysia, China and Singapore.

- China
  - Expansion of the BlueScope Butler Tianjin business into a full service PEB operation with the approval of a 12,000tpa Beam line.
  - Approval of the first combined Butler PEB/Lysaght facility to be located in Guangzhou (Southern China), at a capital cost of A$45m and expected to start up in March 2006.
  - Approval of a Panel Line in Langfang to produce composite curtain wall and sandwich panel products for use in industrial and retail walling applications.
- Commenced feasibility study with Tata Steel on a potential Metal Coating Line and Paint Line in India.
- Major growth initiatives approved by the Board are progressing on schedule and within budget:
  - Thailand (Second Metal Coating Line) (A$80m)
    - Project is on schedule for start up July 2005
    - Building construction has been completed
    - Equipment installation in progress
  - Vietnam (Metal Coating and Paint Lines) (A$160m)
    - Construction on schedule for start up in early CY2006
    - Building completed with installation of equipment commenced
    - Site services commenced
  - China (Metal Coating and Paint Lines) (A$280m)
    - Project is on schedule for start up mid CY2006
    - Building construction commenced
    - Main equipment purchased
  - India (Lysaght and PEB facilities) (A$100m)
    - Three new manufacturing facilities approved:
      - Pune – Butler PEB and Design Centre (scheduled for start up second half CY2006)
      - Chennai and New Delhi – Lysaght rollforming facilities (mid-CY2007)

Note: The abovementioned capital costs reflect foreign currency costs converted to AUD's at the forecast exchange rate current at the time approved.

Coated and Building Products North America

This segment comprises the North American businesses of Butler Manufacturing Limited acquired on 27 April 2004:

- Butler Buildings; and
- Vistawall architectural products.

(i) Financial Performance

	6 MTHS TO 31 DEC		VARIANCE	
	2004	2003		
	$m	$m	$m	%
Sales Revenue	629	491(2)	138	28
EBITDA	11	-	-	-
EBIT	0	(11)(2)	(11)	100
Capital and Investment Expenditure	18	-	-	-
Net Operating Assets (pre tax)	246	-	-	-
Return on Net Assets (pre tax)(1)	0%	-	-	

(1) Return on Net Assets is defined as annualised EBIT / average monthly Net Operating Assets.
(2) BlueScope Steel acquired Butler Manufacturing Company on 27 April 2004. To assist the market's understanding, normalised comparative numbers for first half FY2004 have been provided. These numbers exclude restructuring, discontinued operations, one off acquisition adjustments and integration costs. EBIT for first half FY2005 would have been A$2m if prepared on the same basis.

The improvement to breakeven EBIT in first half FY2005 reflects:

- Improved product despatches, with the main drivers being a rebound in non-residential construction.
- Higher domestic sales prices.
- Offset to a large degree by
  - higher steel costs and tight availability of steel feed in the Buildings division and higher aluminium costs in the Vistawall division.
  - costs associated with the integration of Butler Manufacturing's North American businesses into BlueScope Steel.

(ii) Integration and Operations Report

- Integration work was successfully concluded on schedule in December 2004. Implementation of the remaining integration work streams has been taken over by business unit management teams.
- Butler Buildings
  - Five regional profit centers were established and all regional management teams are now in place.
  - The closure of the high cost Galesburg manufacturing plant remains on schedule for the second quarter of CY2005. A plant in Tennessee, has been purchased to manufacture speciality parts previously undertaken at Galesburg. Project completion is scheduled for June 2005.
  - Significant progress was made on implementing new business processes.

- Higher steel feed costs and tight availability of steel feed adversely affected the buildings business during an otherwise improved construction market. Steel supply from North Star BlueScope steel and from New Zealand Steel helped minimize the steel shortages during the period. Steel pricing and supply stabilized in the second quarter and customer service and delivery performance significantly improved.
- Sales despatches in the first half were approximately 9% above the previous corresponding period, largely due to a rebound in non-residential construction.

- Vistawall
  - Work commenced at the Tennessee plant to double extrusion capacity. The project is scheduled for completion by end FY2005.
  - Order intake levels are up 16% over the previous corresponding period.
  - Aluminium product despatches (in lbs) were up 16% over the previous corresponding period.

OTHER INFORMATION

Logistics

- The marine freight market continues to remain tight with higher costs persisting However the company is partially insulated from spot price movements due to its longer term contractual arrangements. As previously reported, our FY 2005 marine freight cost was expected to be A$70m higher than for FY2004. This guidance still holds.

Capital Management

- On 1 July 2004, BlueScope Steel completed a successful debt rising in the US private placement market for US$300m. Of the US$300m notes issued, US$100m are due for repayment in 2011 and US$200m are due in 2014. The funds were used to refinance existing borrowings including bridging finance utilised for the acquisition of Butler Manufacturing Company.
- On 22 December 2004, BlueScope Steel successfully completed the refinancing of its major bank debt facilities. The company's A$400m Loan Note Facility and A$50m of its working capital facilities were refinanced and increased to a single A$600m syndicated bank facility. The A$600m facility consists of a A$100m 364 day tranche, a A$300m three year tranche, and a A$200 million five year tranche.
- In October 2004, the company commenced an on-market share buy-back program to offset the earnings per share dilution effect of 17.1m shares issued under the company's long term incentive executive share rights and employee share plans. To date, 9.5m shares had been purchased at an average cost before brokerage and GST of $7.86 per share. This on-market buy-back program has now been halted due to today's announcement of the company's intention to undertake an off-market share buy-back of up to $200m.
- Under the off-market share buy-back announced today, eligible shareholders (excludes US and Canada) will be invited to tender their shares into the buy-back program. The share buy-back will proceed at a minimum discount of 5% to the volume weighted average price of the company's shares over the 5 days up to and including the closing date of the buy-back on 8 April 2005. It should be noted that subject to market demand, the company has reserved the right to vary the size of the buy-back. Further

details will be contained in a buy-back booklet which will be mailed to eligible shareholders on or about 16 March 2005.

- North Star BlueScope Steel made its final repayment of US$70m under its external funding arrangements in November 2004 (six months ahead of the final scheduled date). In addition, North Star BlueScope Steel had sold US$19m of its trade receivables under its receivables securitisation program at 31 December 2004. This represents a US$37m decrease from 30 June 2004.
- During the period, the company borrowed an additional $135m. Total debt outstanding at 31 December 2004 was $651m, resulting in a gearing ratio of 13.9% (net debt / net debt plus equity). These borrowings, together with operating cash flow of $578m were primarily applied to funding the share buyback ($75m), dividends ($210m), capital expenditure and investments ($303m) and tax payments ($185m).
- BlueScope Steel has received $215m in cash for trade receivables sold under its receivables securitisation program. This represents a $63m increase from 30 June 2004.

Safety, Environment & Health

- Safety
  - The Group has achieved a 23% reduction in its Lost Time Injury Frequency Rate (LTIFR) from 1.3 for 2003/04 to 1.0 for the first six months of 2004/05 (this latter period being inclusive of the Butler Manufacturing businesses), a new record.
  - Across the Group, BlueScope Steel achieved a period of 4 million hours worked without a lost time injury, a new record.
  - Some of the other more significant and noteworthy achievements in the period include:
    - Coated and Building Products Asia - over 10 million hours worked without a lost time injury;
    - New Zealand Steel - first ever 12 months lost time injury free period;
    - Packaging Products - worked one year and over 1 million hours without a lost time injury; and
    - North Star BlueScope Steel – over 1 million hours lost time injury free.

- Environment
  - The Premier of New South Wales officially opened the Port Kembla Steelworks Sinter Plant Waste Gas Cleaning Plant on 9 September 2004.
  - A Greenhouse Gas and Energy Policy has been developed and will focus upon energy efficiency at both the Port Kembla and New Zealand Steelworks.
  - A BlueScope Steel Environment Awareness Training program commenced in October. The program has been designed for all sites, with the ability to tailor the program to plant-specific impacts and encourages personal ownership of environmental issues.
  - The International Iron and Steel Institute ("IISI") released its first Sustainability Indicators Report in which 41 companies from around the world particiapted. Representing about a third of global steel production, the report provided quantitative data to enable an overview of the industry's net performance with regards to sustainability. BlueScope Steel was one of the 41 companies and chairs the IISI Working Group that is responsible for overseeing the management of this process and production of the report.
  - The EPA (Victoria) have requested permission to use the energy improvement plan and results from the Western Port plant as a model for what can be achieved

when organisations are focussed on long term improvement rather than regulatory compliance.

Final Dividend Schedule

- Record date – 4 March 2005
- Payment date – 4 April 2005

Transition to Australian International Financial Reporting Standards

BlueScope Steel is well advanced in transitioning its accounting policies and financial reporting from current Australian Accounting Standards to the Australian equivalents to International Financial Reporting Standards (AIFRS). The company will quantify the effect on the 30 June 2005 earnings performance in its Annual Earnings Report. The effect is not expected to be material. However, the company is now in a position to quantify the expected material changes to the 1 July 2004 opening transition balance sheet.

Material changes identified to date that will affect BlueScope Steel's 1 July 2004 opening transition balance sheet are:

- The net deficit in employer sponsored defined benefit funds must be recognised as a liability. BlueScope steel will recognise a net deficit of $131m in its Australian and New Zealand funds in the opening transition balance sheet. It should be noted that this is higher than the $51m deficit noted in the 30 June 2004 Financial Report as AIFRS require the deficit to be grossed up for employer contribution tax and discounted at a government bond rate, rather than the expected return on the fund assets.
- A $102m impairment write-down of its Packaging Products assets. Under current accounting standards, Packaging Products is grouped with the other Australian steel manufacturing assets (Port Kembla Steelworks, Springhill and Western Port operations), however, under AIFRS it qualifies as a standalone cash generating unit. On a standalone basis, Packaging Products is impaired primarily as a result of low growth and export margin compression since the facility upgrade in the 1990s. The company has announced it is considering options to exit the export tinplate market.
- A net reduction in tax liabilities of $36m in relation to the above items.
- An additional $61m of tax assets, related to carried forward tax losses in it New Zealand subsidiaries, which are considered *probable* of realisation. Current Australian accounting standards apply a more stringent *virtually certain* recognition test.

A full discussion of the AIFRS transition issues can be found in Note 2 of the 31 December 2004 half year Financial Report.

For further information:

- **Media - Sandi Harwood, Manager - External Affairs**
  Tel: +61 3 9666 4039   +61 (0)411 027 006

- **Investor Relations - John Knowles, Vice President Investor Relations**
  Tel: +61 3 9666 4150   +61 (0)419 893 491

ATTACHMENT 1

STEEL PRODUCTION AND DESPATCH REPORT

	6 MTHS ENDED June 2004	6 MTHS ENDED DEC 2004	6 MTHS ENDED DEC 2003	VARIANCE
RAW STEEL PRODUCTION ('000t)				
Port Kembla	2,577	2,557	2,568	0%
New Zealand Steel	302	336	309	9%
Sub-total	**2,879**	**2,893**	**2,877**	**1%**
North Star BlueScope Steel(1)	439	447	416	8%
Total	**3,318**	**3,340**	**3,293**	**1%**
EXTERNAL DESPATCHES ('000t)				
Hot Rolled Products				
- Domestic	529	538	452	19%
- Export	828	529	676	(22%)
Coated & Building Products Australia				
- Domestic	905	981	950	3%
- Export	362	199	257	(23%)
New Zealand Steel				
- Domestic	126	161	135	19%
- Export	179	154	146	6%
Coated & Building Products Asia				
- Domestic(2)	262	319	176	81%
- Export(3)	43	42	48	(13%)
Coated & Building Products North America(4)				
- Domestic	28	101	-	-
- Export	1	3	-	-
Total				
- Domestic	1,850	2,100	1,713	23%
- Export	1,413	927	1,127	(18%)
Sub-total	**3,263**	**3,027**	**2,840**	**7%**
North Star BlueScope Steel(1)	431	430	401	7%
Total	**3,694**	**3,457**	**3,241**	**7%**

(1) Reflects BlueScope Steel's 50% share from North Star BlueScope Steel.

(2) Six months ended Dec 04 includes 86,000t steel despatches from Butler Manufacturing Company's China operations acquired on 27 April 2004 (29,000t in half year June 04).

(3) Reflects despatches from the Asian country of production to external customers in other countries within Asia and the Pacific Islands.

(4) Reflects steel despatches from Butler Manufacturing Company's North American operations acquired on 27 April 2004.

BlueScope Steel Limited

ABN 16 000 011 058

Half-year report - 31 December 2004

Contents

Your directors present their report on the consolidated entity consisting of BlueScope Steel Limited and the entities it controlled at the end of, or during, the half-year ended 31 December 2004.

Directors

The following persons were directors of BlueScope Steel Limited during the whole of the half-year and up to the date of this report:

G J Kraehe
R J McNeilly
K C Adams
D J Grady
H K McCann
P J Rizzo
Y P Tan

J Crabb resigned as a director of BlueScope Steel Limited on 28 July 2004.

Review of operations

	Segment revenues		Segment results	
	31 December 2004 $m	31 December 2003 $m	**31 December 2004 $m**	31 December 2003 $m
Hot Rolled Products	**1,743.0**	1,238.6	**692.6**	179.3
New Zealand Steel	**378.9**	272.3	**87.1**	20.3
Coated and Building Products Australia	**1,509.5**	1,410.6	**(89.7)**	102.4
Coated and Building Products Asia	**536.8**	297.9	**44.9**	44.7
Coated and Building Products North America	**641.9**	-	**0.4**	-
Corporate and Group	**405.5**	316.2	**(29.2)**	(32.9)
Intersegment eliminations	**(1,325.5)**	(916.4)	**(39.8)**	(12.0)
	3,890.1	2,619.2	**666.3**	301.8
Unallocated revenue less unallocated expenses			**(17.6)**	(6.3)
Profit from ordinary activities before income tax expense			**648.7**	295.5
Income tax expense			**(164.8)**	(63.9)
Profit from ordinary activities after income tax expense			**483.9**	231.6
Net (profit)/loss attributable to outside equity interest			**1.2**	(4.6)
Net profit attributable to members of BlueScope Steel Limited			**485.1**	227.0
			Cents	Cents
Basic earnings per share *			**65.7**	29.8

* There is no diluted earnings per share impact from share rights granted under executive long term incentive plans as it is the current intention of the company to satisfy these entitlements through the buy back and cancellation of an equivalent number of BlueScope Steel Limited issued shares. For full details of the operations of these plans refer to the 30 June 2004 full financial report.

The half year financial results reflect a record performance for the company.

Strong pricing for slab and hot rolled coil internationally and for hot rolled coil and plate in the Australian domestic market contributed significantly to the performance, particularly in the Hot Rolled Products and New Zealand Steel segments. Demand for BlueScope Steel products continued to be strong across all segments.

These positive factors were partially offset by higher raw material costs for coal, iron ore, scrap and purchased steel feed. The purchased steel feed was able to be recovered through higher prices in our Asian businesses but contributed significantly to the loss in Coated and Building Products Australia, as a significant portion of product pricing is fixed, or of a longer-term contract nature. As this segment sources its steel feed exclusively from Hot Rolled Products, the impact of movements in its purchased steel feed costs does not affect the Group's overall result. The Company continued to implement cost reduction initiatives to mitigate wage and other cost escalations. Costs were unfavourably affected by a deliberate decision to increase planned maintenance expenditure to maintain operating stability at record levels, together with higher business development costs. In addition, industrial action in Coated and Building Products Australia reduced production volumes and increased unit costs. The results for the half-year were also unfavourably affected by the strengthening Australian dollar.

Significant changes in the state of affairs

On 1 July 2004, the BlueScope Steel Group completed a debt raising in the US private placement market totalling US$300 million with terms of seven years (US$100 million) and 10 years (US$200 million).

On 28 July 2004, the Board approved an investment of approximately $100 million to increase the nominal capacity of the Hot Strip Mill at Port Kembla from 2.4 million to 2.8 million tonnes per annum. The upgrade is expected to be completed during the 2007 financial year.

On 7 December 2004, the company announced the construction of three new manufacturing facilities in India. Two roll-forming facilities will be constructed at Chennai and New Delhi, and a third facility at Pune will incorporate a design centre and the manufacture of Butler pre-engineered buildings. The capital cost is approximately $100 million and the facilities are expected to commence operation in the 2007 financial year.

On 15 December 2004, the company announced the construction of a Colorbond® Steel paintline in Sydney. The capital cost is approximately $120 million and the facility is expected to commence operation in the 2007 financial year.

Rounding of amounts

The company is of a kind referred to in Class Order 98/0100, issued by the Australian Securities & Investments Commission, relating to the 'rounding off' of amounts in the directors' report and financial report. Amounts in the financial report have been rounded off to the nearest hundred thousand dollars in accordance with that Class Order.

Auditor's Independence Declaration

The auditor's independence declaration for the half-year ended 31 December 2004 has been received from Ernst & Young. This can be referred to at page 5 of the directors' report.

Matters subsequent to balance date

Subsequent to 31 December 2004, the company announced its intention to undertake an off-market share buy-back of up to $200 million prior to 30 June 2005.

This report is made in accordance with a resolution of directors.



G J Kraehe
Chairman



K C Adams
Managing Director & CEO

Melbourne
18 February 2005

Auditors' Independence Declaration to the Directors of BlueScope Steel Limited

In relation to our review of the financial report of BlueScope Steel Limited for the half-year ended 31 December 2004, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the *Corporations Act 2001* or any applicable code of professional conduct.



Ernst & Young



A I Beckett
Partner

Melbourne
18 February 2005

	31 December	
	2004	2003
	$m	$m
Revenue from ordinary activities	**3,890.1**	2,619.2
Changes in inventories of finished goods and work in progress	**23.8**	46.3
Raw materials and consumables used	**(1,556.4)**	(984.4)
Employee benefits expense	**(671.1)**	(512.9)
Depreciation and amortisation expenses	**(144.9)**	(137.9)
Diminution in value of non-current assets	**(0.6)**	(0.4)
External services	**(412.4)**	(348.1)
Freight on external despatches	**(241.4)**	(196.4)
Carrying amount of non-current assets sold	**(7.2)**	(3.3)
Other expenses from ordinary activities	**(316.9)**	(181.4)
Borrowing costs expense	**(19.6)**	(7.0)
Shares of net profits of associates and joint venture partnership accounted for using the equity method	**105.3**	1.8
Profit from ordinary activities before income tax expense	**648.7**	295.5
Income tax expense	**(164.8)**	(63.9)
Profit from ordinary activities after income tax expense	**483.9**	231.6
Net profit attributable to outside equity interest	**1.2**	(4.6)
Net profit attributable to members of BlueScope Steel Limited	**485.1**	227.0
Net increase/(decrease) in foreign currency translation reserve	**(51.6)**	(46.2)
Total revenue, expenses and valuation adjustments attributable to members of BlueScope Steel Limited recognised directly in equity	**(51.6)**	(46.2)
Total changes in equity attributable to members of BlueScope Steel Limited other than those resulting from transactions with owners as owners	**433.5**	180.8
	Cents	Cents
Basic earnings per share	**65.7**	29.8

The above consolidated statement of financial performance should be read in conjunction with the accompanying notes.

BlueScope Steel Limited
Consolidated statement of financial position
As at 31 December 2004

	31 December 2004 $m	30 June 2004 $m
Current assets		
Cash assets	**106.5**	119.4
Receivables	**828.5**	989.2
Inventories	**1,009.7**	891.4
Other	**48.0**	43.7
Total current assets	**1,992.7**	2,043.7
Non-current assets		
Receivables	**9.2**	7.1
Inventories	**69.4**	71.1
Investments accounted for using the equity method	**280.1**	236.3
Other financial assets	**4.7**	4.6
Property, plant and equipment	**3,336.0**	3,288.6
Deferred tax assets	**57.5**	58.0
Intangible assets	**94.1**	60.1
Other	**7.3**	12.6
Total non-current assets	**3,858.3**	3,738.4
Total assets	**5,851.0**	5,782.1
Current liabilities		
Payables	**641.0**	728.3
Interest bearing liabilities	**206.4**	416.0
Current tax liabilities	**119.0**	154.3
Provisions	**249.1**	294.7
Other	**70.8**	92.5
Total current liabilities	**1,286.3**	1,685.8
Non-current liabilities		
Payables	**5.0**	-
Interest bearing liabilities	**444.5**	176.7
Deferred tax liabilities	**391.3**	388.3
Provisions	**354.5**	337.7
Total non-current liabilities	**1,195.3**	902.7
Total liabilities	**2,481.6**	2,588.5
Net assets	**3,369.4**	3,193.6
Equity		
Parent entity interest		
Contributed equity	**1,876.0**	1,914.9
Reserves	**(129.1)**	(77.5)
Retained profits	**1,578.1**	1,302.9
Total parent entity interest	**3,325.0**	3,140.3
Outside equity interest in controlled entities	**44.4**	53.3
Total equity	**3,369.4**	3,193.6

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

	Notes	31 December 2004 $m	31 December 2003 $m
Cash flows from operating activities			
Receipts from customers		**4,140.7**	2,830.9
Payments to suppliers and employees		**(3,569.6)**	(2,480.0)
		571.1	350.9
Dividends received		**1.5**	0.5
Interest received		**2.0**	0.8
Other revenue		**7.2**	6.2
Borrowing costs		**(8.7)**	(6.3)
Income taxes paid		**(185.4)**	(83.5)
Net cash inflow (outflow) from operating activities		**387.7**	268.6
Cash flows from investing activities			
Payment for purchase of controlled entity, net of cash acquired		**(0.3)**	-
Payments for property, plant and equipment		**(259.6)**	(98.8)
Payments for investments		**(42.9)**	(0.5)
Proceeds from sale of property, plant and equipment		**0.6**	4.8
Proceeds from sale of business assets		**5.7**	-
Proceeds from sale or redemption of investments		**-**	3.9
Net associate loan receivable repaid (advanced)		**28.5**	(11.2)
Net cash inflow (outflow) from investing activities		**(268.0)**	(101.8)
Cash flows from financing activities			
Proceeds from issues of shares		**35.9**	-
Share buyback	5	**(74.9)**	(220.4)
Employee share plan	5	**-**	(9.2)
Proceeds from borrowings		**1,415.9**	1,274.0
Proceeds from finance leases		**0.1**	-
Repayment of borrowings		**(1,280.3)**	(1,047.4)
Repayment of finance leases		**(4.3)**	-
Dividends paid	5	**(209.8)**	(153.8)
Dividends paid to outside equity interests in controlled entities		**(3.3)**	(2.1)
Net cash inflow (outflow) from financing activities		**(120.7)**	(158.9)
Net increase (decrease) in cash held		**(1.0)**	7.9
Cash at the beginning of the reporting period		**118.1**	91.0
Effects of exchange rate changes on cash		**(13.3)**	(7.1)
Cash at the end of the reporting period		**103.8**	91.8

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

Note 1. Basis of preparation of half-year financial report

This general purpose financial report for the interim half-year reporting period ended 31 December 2004 has been prepared in accordance with Accounting Standard AASB 1029 *Interim Financial Reporting*, other mandatory professional reporting requirements (Urgent Issues Group Consensus Views), other authoritative pronouncements of the Australian Accounting Standards Board and the *Corporations Act 2001*.

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual financial report for the year ended 30 June 2004 and any public announcements made by BlueScope Steel Limited during the interim reporting period in accordance with the continuous disclosure requirements of the *Corporations Act 2001*.

Unless otherwise stated, the accounting policies adopted are consistent with those of the previous financial year. Where applicable, comparatives have been adjusted to disclose them on a comparable basis with current period figures.

Note 2. Australian equivalents to International Financial Reporting Standards (AIFRS)

The Australian Accounting Standards Board (AASB) is adopting Australian equivalents to International Financial Reporting Standards (AIFRS) for application to reporting periods beginning on or after 1 January 2005. The adoption of AIFRS will be first reflected in the consolidated entity's financial statements for the half-year ending 31 December 2005 and the year ending 30 June 2006.

Entities complying with AIFRS for the first time are required to restate their comparative financial statements to reflect the application of AIFRS. The majority of AIFRS transition adjustments will be made retrospectively against opening retained earnings at 1 July 2004.

BlueScope Steel Limited is well advanced in transitioning its accounting policies, systems and financial reporting from current Australian accounting standards. The company will quantify the effect on its year ended 30 June 2005 financial performance in the year ended 30 June 2005 financial report. The effect is not expected to be material. However, the company is in a position to quantify the expected material changes to its 1 July 2004 opening transition balance sheet.

The amounts disclosed are the company's best estimates as at the date of preparing the half-year financial report. These figures could change due to potential amendments to, and interpretations of, current AIFRS by the standard setters together with ongoing work undertaken by the company's AIFRS project team.

Material changes identified to date that will affect BlueScope Steel's financial statements and accounting policies, together with their effect on the 1 July 2004 opening transition balance sheet are:

(a) Employee benefits

Under AASB 119 *Employee Benefits*, employer sponsors are required to recognise the net deficit in employer sponsored defined benefit funds as a liability. This will result in a change in the group's current accounting policy in which a liability is only recognised where a legal obligation exists. The company will require an actuarially determined liability to be recorded for the deficits in the Australian and New Zealand defined benefit superannuation plans.

The impact on the AIFRS opening transition balance sheet will be the recognition of a $130.9 million non-current liability, partly offset by a deferred tax balance of $4.3 million in relation to the Australian liability. No tax benefit has been recognised for the New Zealand liability as New Zealand Steel has unrecognised carried forward tax losses (refer item (b)). The net adjustment to retained earnings is $126.6 million.

The liability to be recognised under AASB 119 is higher than the $50.8 million combined deficits in the Australian and New Zealand funds disclosed in Note 37 to the 30 June 2004 financial report. AASB 119 requires the deficit to be grossed up for employer contributions tax (Australia 15%, New Zealand 33%) and for the accrued benefits liability to be discounted using a government bond rate. At present, the accrued benefits liability is not grossed up for employer contribution tax and is discounted using the expected return on the fund assets, which is typically a higher rate than the government bond rate.

The liability will be attributable to the following reporting segments: Hot Rolled Products ($7.9 million) Coated and Building Products Australia ($5.5 million), New Zealand Steel ($116.6 million) and Corporate and Group ($0.9 million).

(b) Income tax - tax losses

AASB 112 *Income Taxes* requires income tax losses to be brought to account as an asset if they are probable of realisation. Probable is defined as more likely than not. Under current Australian accounting standards income tax losses can only be brought to account as an asset if they are considered virtually certain of realisation. The company has reassessed its accounting policy and applied the probable of realisation test to the group's $135.6 million tax losses not brought to account, as reported in Note 5 of the 30 June 2004 financial report.

The impact on the AIFRS opening transition balance sheet will be the recognition of an additional $56.2 million tax asset and associated increase in retained earnings. As tax assets are not allocated to reporting segments in accordance with AASB 114 *Segment Reporting* this adjustment will not impact segment assets.

(c) Impairment of assets

AASB 136 *Impairment of Assets* determines the recoverable amount of cash generating units by assessing the higher of fair value less costs to sell and value in use. In determining value in use, future cash flows are to be discounted using a risk adjusted pre-tax discount rate. Cash generating units (CGU's) are described as the smallest group of assets that generate cash flows from continuing use that are largely independent.

BlueScope Steel currently assesses the recoverable value of income generating units (IGU's) using future cash flows discounted at a pre-tax company-wide discount rate. IGU's are defined as a group of assets working together to generate cash flows.

The CGU approach requires certain assets to be assessed for recoverability on a stand alone basis rather than being grouped into an IGU and the discount rate includes a country risk premium. Both of these differences increase the possibility of certain BlueScope Steel assets being impaired.

The company has defined its CGU's, reassessed its impairment testing policy and tested all assets for impairment as at transition date (1 July 2004). This assessment will necessitate a $102.3 million impairment write-down for the Packaging Products CGU. Packaging Products had been grouped as an IGU with the other Australian steel manufacturing assets (mainly Port Kembla Steelworks, Springhill and Western Port Works) and therefore was not assessed for impairment on a standalone basis. Packaging Products is impaired primarily as a result of low growth and export margin compression since the facility was upgraded in the 1990's. The company recently announced it is considering options to restructure the business and withdraw from the export tinplate market.

The impact on the AIFRS opening transition balance sheet will be a $102.3 million reduction in property, plant and equipment, partly offset by a $30.7 million reduction in deferred tax liabilities. The resulting net adjustment to retained earnings is $71.6 million. The reduction in property plant and equipment will be attributable to the Coated and Building Products Australia reporting segment.

(d) Balance Sheet reclassifications

A number of balance sheet reclassifications will be required as a result of adoption of AIFRS. The major identified items are:

(i) Exchange Fluctuation Reserve

AASB 121 *The Effects of Changes In Foreign Exchange Rates* introduces a new requirement that upon disposal of a foreign operation the cumulative translation difference for that operation must be taken to the income statement as part of the gain or loss on disposal. Under current Australian accounting standards, the cumulative translation difference pertaining to the operation disposed would be transferred directly to retained earnings without impacting the income statement.

In accordance with AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards*, the Group can elect to restate the exchange fluctuation reserve to nil. In adopting this exemption, BlueScope Steel will transfer the 30 June 2004 exchange fluctuation reserve balance of negative $77.5 million directly to opening retained earnings.

(ii) Sale of receivable program

AASB 139 *Financial Instruments: Recognition and Measurement*, only allows financial assets to be derecognised where an entity transfers substantially all the risks and rewards of ownership of the financial asset. The Group's sale of receivable program does not currently meet the derecogniton requirements. As a result, the program will be recorded separately as a liability rather than an offset against receivables.

The accounting principles outlined in AASB 139 do not require retrospective application and therefore will affect the 1 July 2005 AIFRS balance sheet. As a guide, if the principles were applied to the 1 July 2004 transition balance sheet, current receivables would have increased by $152 million with a corresponding increase in current borrowings.

(iii) Non-operating software

AASB 138 *Intangible Assets* requires computer software that is not an integral part of a computer hardware or is not integral to the operation of a piece of machinery to be classified as an intangible asset. BlueScope Steel currently discloses all capitalised computer software as property, plant and equipment.

A reclassification to intangible assets will reduce the net tangible asset backing of the company. An assessment of the impact is still being determined.

(e) Other AIFRS impacts

Other changes expected to affect BlueScope Steel's financial statements are:

(i) Share based payments

Under AASB 2 *Share based Payments*, the company will be required to recognise an expense in the Income Statement for the fair value of share rights granted to employees as remuneration. It applies to all share rights issued after 7 November 2002 which have not vested as at 1 January 2005. BlueScope Steel issues share rights to senior executives in the organisation as part of its remuneration strategy which focuses on performance, accountability and aligning performance-related reward with the value delivered to shareholders.

AASB 2 requires the fair value of the share rights granted to executives in September 2003, and any subsequent grants, to be expensed over the expected vesting period with a corresponding increase in share capital. No tax deduction is allowed for the amount expensed. The fair values and other details, including the expense that would otherwise have been recognised, on share rights granted by BlueScope Steel prior to 30 June 2004 are disclosed in Note 33 to the 30 June 2004 financial report.

In addition to share rights, as part of the Employee Share Ownership Plan, the company awarded 150 shares at nil cost to approximately 15,300 BlueScope Steel employees in September 2004. Under AASB 2, the fair value of this issue is to be expensed with a corresponding increase in share capital. Under current Australian accounting standards, the shares are issued at nil cost and no expense recognised.

(ii) Income tax accounting

Under AASB 112 *Income Taxes*, the company will be required to use the balance sheet liability method. This approach focuses on the taxation of transactions and other events that affect amounts recognised in either the Statement of Financial Position or a tax-based balance sheet. The impact of this requirement is not expected to be significant.

(iii) Goodwill

Under AASB 3 *Business Combinations*, goodwill will no longer be amortised but instead be subject to annual impairment testing. This will result in a change in the group's accounting policy that currently amortises goodwill over its useful life not exceeding 20 years. Impairment testing as at the 1 July 2004 opening transition balance date, confirmed no impairment of the $60.1 million goodwill disclosed in the 30 June 2004 financial report.

AASB 3 applies more stringent tests in identifying acquired intangible assets than current Australian accounting standards that will result in a lower goodwill number being recorded on post 1 July 2004 acquisitions. An additional $40.4 million of goodwill recognised in the half-year ended December 2004 is currently being assessed to determine whether it relates to specific intangible assets or goodwill under AIFRS. AASB 136 *Intangible Assets* requires intangible assets that do not have indefinite lives to be amortised over their useful life.

The impact of changes to the accounting for goodwill on the Income Statement is not expected to be significant given the amount of goodwill currently recorded in the financial statements.

(iv) Hedge Accounting

Under AASB 139 *Financial Instruments: Recognition and Measurement* in order to achieve a qualifying hedge, the company is required to meet the following criteria:

- Identify the type of hedge;
- Identify the hedged item or transaction;
- Identify the nature of the risk being hedged;
- Identify the hedging instrument;
- Demonstrate that the hedge has and will continue to be effective; and
- Document the hedging relationship.

The accounting principles outlined in AASB 139 do not require retrospective application and will therefore apply to the 1 July 2005 AIFRS balance sheet. Given the low level of hedging activity currently undertaken (refer Note 32 of the 30 June 2004 financial report) the affect on BlueScope Steel's financial statements is not expected to be significant.

Note 3. Segment information

Business Segments

The consolidated entity has five business reporting segments: Hot Rolled Products, New Zealand Steel, Coated and Building Products Australia, (formerly Coated Products Australia), Coated and Building Products Asia (formerly Coated Products Asia) and Coated and Building Products North America.

Hot Rolled Products
Hot Rolled Products includes the Port Kembla Steelworks, a steel making operation with an annual production capacity of 5.1 million tonnes of raw steel. The Port Kembla Steelworks manufactures and distributes slab, hot rolled coil and plate. Slab and hot rolled coil is supplied to Coated and Building Products Australia for further processing, as well as to other domestic and export customers.

The segment also includes a 50% interest in the North Star BlueScope Steel joint venture, a steel mini-mill in the United States, and a 47.5% shareholding in Castrip LLC.

New Zealand Steel
The New Zealand Steel operation at Glenbrook, New Zealand, produces a full range of flat steel products for both domestic and export markets. It has an annual production capacity of 0.6 million tonnes.

Coated and Building Products Australia
Coated and Building Products Australia (formerly Coated Products Australia) markets a range of products and material solutions to the Australian building and construction industry and is also a key supplier to the Australian automotive sector, major white goods manufacturers and general manufacturers. Coated and Building Products Australia is a leader in metallic coating and painting technologies supplying a wide range of branded products such as COLORBOND® pre-painted steel, ZINCALUME® zinc/aluminium alloy-coated steel and the LYSAGHT® range of building products. The Coated and Building Products business comprises two main production facilities at Springhill in New South Wales and Western Port in Victoria, together with a network of manufacturing and distribution facilities throughout Australia.

The segment also includes Packaging Products, an operation producing tinplate and blackplate in Australia which are used by the packaging industry in applications for food, beverages, paint, oil and other steel packaging.

Coated and Building Products Asia
Coated and Building Products Asia (formerly Coated Products Asia) manufactures and distributes a range of metallic coated and painted steel products primarily to the building and construction industry and to some sections of the manufacturing industry across Asia and the Pacific.

On 27 April 2004, BlueScope Steel Limited acquired the Butler Manufacturing Company, which includes BlueScope Butler China. This business designs, manufactures and markets pre-engineered steel building systems and components across China. In addition, Vistawall has operations in China which manufacture and sell extruded aluminium and glass products for the building and construction sector.

Coated and Building Products North America
On 27 April 2004, BlueScope Steel Limited acquired Butler Manufacturing Company, a leading designer and manufacturer of pre-engineered steel building systems for the non-residential market in North America, with manufacturing plants across the US and in Mexico.

Butler has two main North American divisions: the North American Buildings Group, which designs, manufactures and markets pre-engineered steel buildings and component systems; and Vistawall, which manufactures and sells extruded aluminium and glass products for the building and construction sector.

Corporate and Group
Corporate and Group relates primarily to logistics, export trading and corporate activities.

Note 3. Segment information (continued)

Primary reporting - business segments

31 December 2004	Hot Rolled Products $m	New Zealand Steel $m	Coated and Building Products Australia $m	Coated and Building Products Asia $m	Coated and Building Products North America $m	Corporate and Group $m	Consolidated $m
Segment revenue	1,743.0	378.9	1,509.5	536.8	641.9	405.5	5,215.6
Intersegment elimination							(1,325.5)
Total segment revenue							3,890.1
Segment result	692.6	87.1	(89.7)	44.9	0.4	(29.2)	706.1
Intersegment elimination							(39.8)
Total segment result							666.3
Unallocated revenue less unallocated expenses							(17.6)
Profit from ordinary activities before income tax expense							648.7

31 December 2003	Hot Rolled Products $m	New Zealand Steel $m	Coated and Building Products Australia $m	Coated and Building Products Asia $m	Coated and Building Products North America $m	Corporate and Group $m	Consolidated $m
Segment revenue	1,238.6	272.3	1,410.6	297.9	-	316.2	3,535.6
Intersegment elimination							(916.4)
Total segment revenue							2,619.2
Segment result	179.3	20.3	102.4	44.7	-	(32.9)	313.8
Intersegment eliminations							(12.0)
Total segment result							301.8
Unallocated revenue less unallocated expenses							(6.3)
Profit from ordinary activities before income tax expense							295.5

Note 4. Significant Items

There are no significant items in the operating result for the half-year ended 31 December 2004. Refer to the directors' report review of operations for discussion of operating results.

Note 5. Dividends

	31 December 2004 $m	31 December 2003 $m
Total dividends paid to BlueScope Steel shareholders during the half-year	**209.8**	153.8

A fully franked final ordinary dividend of 18 cents ($134.9 million) and a fully franked special dividend of 10 cents ($74.9 million) per fully paid ordinary share was paid on 18 October 2004.

Subsequent to 31 December 2004, the directors have recommended the payment of a fully franked interim ordinary dividend of 18 cents (2003: 12 cents) per fully paid ordinary share. The estimated interim ordinary dividend payable of $133.2 million (2003: $87.9 million) to be paid on 4 April 2005 has not been recognised as a liability at 31 December 2004.

Note 6. Movements in ordinary share capital

	Half-year 31 December 2004 Shares	Full-year 30 June 2004 Shares	**Half-year 31 December 2004 $m**	Full-year 30 June 2004 $m
Opening balance	**732,320,847**	784,685,949	**1,914.9**	2,182.1
Share buyback	**(9,534,633)**	(52,365,102)	**(74.9)**	(258.0)
Employee share plan	**1,908,450**	-	**-**	(9.2)
Long term incentive plan	**15,207,655**	-	**35.9**	-
Closing balance	**739,902,319**	732,320,847	**1,875.9**	1,914.9

Share buyback
The company bought back 9,534,633 shares at an average price of $7.86 per share. The previous year share buyback reflects the publicly announced on-market share buyback program, which concluded in March 2004.

Employee share plan
In September 2004, the company issued 150 BlueScope Steel shares at nil cost to 12,723 eligible employees (1,908,450 shares). In September 2003, the company provided 200 BlueScope Steel shares at nil cost to 9,403 eligible employees (1,880,600 shares). An equivalent number of shares were bought back at $4.88 per share. The objectives of these share issues was to recognise and reward employees for their contribution to BlueScope Steel's financial results and workplace safety performance and provide them with the opportunity to become long term shareholders.

Long term incentive plan
The long term incentive plan is an award of share rights to eligible executives. For full details of the operation of the plan refer to the 30 June 2004 financial report. A total of 12,602,255 shares have been issued to date at $2.85 per share and 2,605,400 shares at nil cost in September 2004 in accordance with the terms outlined in the July 2002 award.

Note 7. Contingent liabilities

Details and estimates of maximum amounts of contingent liabilities are as follows:

	31 December 2004 $m	30 June 2004 $m
Outstanding legal matters		
Other persons:		
- Unsecured	**1.1**	1.9
- Secured	**-**	0.3
	1.1	2.2

Guarantees
In Australia, BlueScope Steel Limited has given $126.4 million (June 2004: $126.4 million) in guarantees to various state worker's compensation authorities as a pre-requisite for self insurance. Of this amount, a total of $101.2 million (June 2004: $99.2 million) has been provided for in the consolidated financial statements as recommended by independent actuarial advice.

Superannuation
At 30 June 2004, the defined benefit divisions of the BlueScope Steel Superannuation Fund and the New Zealand Steel Pension Fund, had a combined deficiency of the present value of accrued benefits over the net market value of assets totalling $50.8 million. This deficiency represents potential additional voluntary contributions the company may make in the future.

Note 8. Interests in joint ventures and associates

Joint venture partnership
BlueScope Steel Limited has a 50% interest in the North Star BlueScope Steel joint venture, a steel mini-mill in the United States. The joint venture contributed $103.6 million to profit from ordinary activities before income tax expense, for the half-year ended 31 December 2004 (2003: $1.8 million).

Reporting date
North Star BlueScope Steel has a 31 May reporting date.

Shares in other associates
The BlueScope Steel Group holds other minor investments in associates totalling $5.7 million which have been equity accounted. These investments consist of a 40% interest in Vistawall International (UAE) Ltd, a joint venture located within the United Arab Emirates, a 30% interest in Saudi Steel Building Manufacturing Company, a joint venture located in Saudi Arabia, and a 49% interest in BHP Lysaght (Sarawak) Sdn Bhd, a roll former in Sarawak Malaysia. These associates contributed $1.7 million profit for the half-year ended 31 December 2004.

Note 9. Events occurring after reporting date

Subsequent to 31 December 2004, the company announced its intention to undertake an off-market share buy-back of up to $200 million prior to 30 June 2005.

The directors declare that the financial statements and notes set out on pages 6 to 16:

(a) comply with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and
(b) give a true and fair view of the consolidated entity's financial position as at 31 December 2004 and of their performance, as represented by the results of their operations and their cash flows, for the half-year ended on that date.

In the directors' opinion:

(a) the financial statements and notes are in accordance with the Corporations Act 2001; and
(b) there are reasonable grounds to believe that BlueScope Steel Limited will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the directors.



G J Kraehe
Chairman



K C Adams
Managing Director & CEO

Melbourne
18 February 2005

Independent review report to the members of BlueScope Steel Limited

Scope

The financial report and director's responsibility
The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows and accompanying notes to the financial statements for the consolidated entity comprising both BlueScope Steel Limited (the company) and the entities it controlled during the six months ended 31 December 2004, and the directors' declaration for the company, for the period ended 31 December 2004.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the consolidated entity, and complies with Accounting Standard AASB 1029 "Interim Financial Reporting", in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach
We conducted an independent review of the financial report in order to make a statement about it to the members of the company, and in order for the company to lodge the financial report with the Australian Stock Exchange and the Australian Securities and Investments Commission.

Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements, in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with the *Corporations Act 2001*, Accounting Standard AASB 1029 "Interim Financial Reporting" and other mandatory financial reporting requirements in Australia, so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and of its performance as represented by the results of its operations and cash flows.

A review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. We have given to the director's of the company a written Auditors' Independence Declaration.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report of the consolidated entity, comprising BlueScope Steel Limited and the entities it controlled during the six months ended 31 December 2004 is not in accordance with:

(a) the *Corporations Act 2001*, including:

  (i) giving a true and fair view of the financial position of the consolidated entity at 31 December 2004 and of its performance for the six months ended on that date; and

  (ii) complying with Accounting Standard AASB 1029 "Interim Financial Reporting" and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

Independent review report to the members of BlueScope Steel Limited (continued)



Ernst & Young



A I Beckett
Partner

Melbourne
18 February 2005

BLUESCOPE STEEL

BlueScope Steel Limited
ABN 16 000 011 058
Level 11, 120 Collins St
Melbourne VIC 3000
AUSTRALIA
Telephone +61 3 9666 4000
Facsimile +61 3 9666 4111
www.bluescopesteel.com

THESE MATERIALS ARE NOT FOR DISTRIBUTION OR RELEASE INTO THE UNITED STATES OR CANADA

ASX Release

Release Time: IMMEDIATE
Date: 21 February 2005

BLUESCOPE STEEL ANNOUNCES OFF-MARKET SHARE BUY-BACK

BlueScope Steel Limited (ASX: BSL) today announced details of its latest capital management initiative. The Company will invite eligible shareholders in March to participate in an off-market share buy-back of up to $200 million.

BlueScope Steel's Managing Director and CEO, Mr Kirby Adams, said this is a further demonstration of the company's focus on rewarding its shareholders as the company grows.

"In our short company history, and after including both the April 2005 interim ordinary dividend of 18 cents per share and the off market buy-back up to $200 million both announced today, BlueScope Steel will have returned over $1.2 billion to shareholders by way of dividends and share buy-backs. It is also important to note that all shareholders who are registered holders of shares as at 4 March 2005 will receive the 18 cent interim dividend, representing a 50% increase on the previous corresponding half, irrespective of whether they participate in the off-market buy-back," he said.

"BlueScope Steel's strong cashflow and balance sheet enables us to continue providing cash returns to our shareholders while simultaneously investing in growth projects."

Under the buy-back process, eligible shareholders will be able to tender any number of their BlueScope Steel shares at discounts between 5 to 14 per cent to the Market Price[1], or as a Final Price Tender[2]. The final buy-back price will be determined according to the tenders lodged by eligible shareholders and the Market Price.

Given the buy-back will proceed only at a discount to Market Price, BlueScope Steel does not anticipate that shareholders who are resident outside Australia will participate, as they are likely to obtain a better outcome by selling their shares on-market. Also, shareholders in the US and Canada will not be eligible to participate in the buy-back when it proceeds.

BlueScope Steel has confirmed with the Australian Taxation Office that the buy-back price will have two components for Australian tax purposes, namely:

- a capital component of $3.07; and
- a fully franked dividend component equal to the difference between the buy-back price and $3.07.

---

[1] 'Market Price' means the volume weighted average price of BlueScope Steel ordinary shares on the ASX over the five trading days up to and including the closing date of the buy-back tender period (as defined in the buy-back booklet to exclude not-at-market trades).

[2] A 'Final Price Tender' means a tender in which the shareholder elects to receive the final buy-back price, as determined through the buy-back tender process.

For the purpose of Capital Gains Tax calculations, the deemed capital proceeds that shareholders will receive on disposal of their shares under the buy-back will be the $3.07 capital component plus an amount equal to the excess of the Tax Value[3] over the buy-back price. BlueScope Steel does not intend to buy back shares at a price that exceeds the Tax Value.

Under the buy-back, BlueScope Steel will buy all shares tendered by eligible shareholders who tender their shares as Final Price Tenders or who tender their shares at a discount greater than or equal to the final discount determined under the tender process, subject to any required scale back (which has been structured to ensure that retail shareholders are not disadvantaged). All shares that are accepted by BlueScope Steel will be bought back at the final buy-back price, even if they are tendered at a discount that represents a price below the final buy-back price.

BlueScope Steel will not buy back any shares tendered by shareholders at a price above the final buy-back price.

Chief Financial Officer Mr Brian Kruger said: "All BlueScope Steel shareholders will benefit from this buy-back irrespective of eligibility and tax status. For continuing shareholders, including shareholders in the US and Canada (who are not eligible to participate in the buy-back), the buy-back will enhance earnings per share and return on equity."

"The buy-back offers a greater enhancement to shareholder value than a comparable on-market buy-back in that it enables us to buy back more shares for the same cost due to the discount and it can be completed in a shorter timeframe. Furthermore, this initiative will not limit our ability to fully frank ordinary dividends for the foreseeable future."

The buy-back timetable is outlined below. The terms and conditions of the buy-back will be detailed in a booklet to be sent to eligible shareholders on or around 16 March 2005. The booklet cannot be sent into the US or Canada.

BlueScope Steel reserves the right to vary the size of the buy-back.

Buy-back Timetable

21 February 2005	Buy-back announcement
25 February 2005	Cut-off date for franking entitlement under 45-day Rule [4]
28 February 2005	Shares quoted ex-entitlement to the buy-back and interim dividend (shares acquired on the ASX on/after this day will not receive an entitlement to participate in the buy-back or receive the interim dividend)
4 March 2005	Record Date for determination of shareholders entitled to the buy-back and interim dividend
16 March 2005	Mailing of buy-back documents to eligible shareholders completed
21 March 2005	Tender period opens
4 April 2005	Payment of interim dividend
8 April 2005	Tender period closes. Tenders must be received by 9.00pm (Melbourne time)
12 April 2005	Announcement of the buy-back price and any scale back
No later than 19 April 2005	Buy-back proceeds dispatched to successful shareholders

3 Consistent with Tax Determination TD 2004/22, the Australian Taxation Office has confirmed that the Tax Value will be $9.48, adjusted by the movement in the S&P/ASX 200 Index from the commencement of trading on 21 February 2005 to the close of the buy-back on 8 April 2005. If the S&P/ASX 200 Index adjustment is not reflective of the movement in BlueScope Steel's share price over the relevant period, then BlueScope Steel may choose to approach the ATO and apply for a more appropriate adjustment index.

4 Shares acquired after this date will generally not satisfy the 45-day rule for the purposes of calculating an Australian taxpayer's income tax credits. Some taxpayers may be exempt. Shareholders should seek their own advice.

Shareholders should direct any enquiries to 1800 448 909 toll free within Australia or +613 9615 9047 if calling from outside Australia, or visit our website www.bluescopesteel.com. Shareholders should seek their own professional advice (including tax advice) about the implications of participating in the buy-back.

Important Notice

The buy-back is not being made and will not be made, directly or indirectly, in or into the United States or Canada and the buy-back documents, and any and all materials related thereto, should not be sent or otherwise distributed in or into the United States or Canada, whether by use of the United States or Canadian mail, or by any means or instrumentality of United States or Canada interstate or foreign commerce (including, but without limitation, the mail, facsimile transmission, telex, telephone, electronic mail and the Internet), or any facility of a United States or Canadian national securities exchange and the buy-back cannot be accepted by any such use, means or instrumentality, in or from within the United States or Canada. Accordingly, copies of the buy-back document and any related materials are not being, and must not be, sent or otherwise distributed in or into or from the United States or Canada or, in their capacities as such, to custodians, trustees or nominees holding shares for United States or Canadian persons, and persons receiving any such documents (including custodians, nominees and trustees) must not distribute or send them in, into or from the United States or Canada. Any purported acceptance of the buy-back resulting directly or indirectly from a violation of these restrictions will be invalid. No shares are being solicited from a resident of the United States or Canada and, if sent in response by a resident of the United States or Canada, will not be accepted.

Other Relevant Information

The '45-day rule' generally requires that shares must be held 'at risk' for a minimum of 45 days to qualify for the benefit of franking credits and tax offsets. Generally, if a shareholder acquired all of their BlueScope Steel shares on or before Friday, 25 February 2005, they will satisfy the 45-day rule as there are 45 full days between 25 February 2005 and the earliest day that the buy-back allocations (including any scale back) will occur (12 April 2005).

The Australian Taxation Office has confirmed that shareholders will be able to acquire additional BlueScope Steel shares on the ASX on or after the ex-entitlement date on Monday, 28 February 2005 (on an ex-entitlement basis) without jeopardising their ability to claim franking credits on shares acquired on or before Friday, 25 February 2005 (ie, held at risk for the required 45 days).

An exemption from the 45-day rule may be available to certain taxpayers. Shareholders should seek advice as to the taxation consequences for them of participating in the buy-back.

About BlueScope Steel Limited (ASX: *BSL*)

BlueScope Steel is an international steel solutions company, with a manufacturing and marketing footprint spanning Australia, New Zealand, Asia and North America.

The Company is a global leader in the provision of high quality metallic coated and painted steel products for the building and construction sector, and also supplies customers in the general manufacturing, automotive and packaging sectors.

BlueScope Steel's strategy is to grow the proportion of earnings generated from downstream value-added steel products, by capitalising on high growth markets in Asia, providing leading product and service offers, and through successful inter-material competition based on the superior properties of steel products.

BlueScope Steel's strengths include its unrivalled network of manufacturing facilities in Asia, proprietary coating and painting technologies and strong brands, including COLORBOND® steel, ZINCALUME® steel, the LYSAGHT® range of steel building products and the BUTLER® brand of pre-engineered steel buildings.

BlueScope Steel operates a 5.1 million tonnes per annum integrated steelworks at Port Kembla, Australia, a 620,000 tonnes per annum integrated steelworks in New Zealand, and has a 50 per cent interest in a 1.7 million tonnes per annum steel mini-mill in Delta, Ohio. Additional steel rolling, coating and painting plants are located in Australia, New Zealand, Thailand, Malaysia and Indonesia, and under construction in China and Vietnam. BlueScope Steel has a network of more than 50 rollforming facilities in 13 countries that is unmatched by any other steel company, and is the market leader in pre-engineered metal buildings in China and North America.

For further information about BlueScope Steel Limited: www.bluescopesteel.com

CONTACTS

Media

Sandi Harwood
Manager External Affairs
BlueScope Steel Limited
Tel: +61 3 9666 4039
Mobile: +61 (0)411 027 006
E-mail: sandi.harwood@bluescopesteel.com

Investor

John Knowles
Vice President Investor Relations
BlueScope Steel Limited
Tel: +61 3 9666 4051
Mobile: +61 (0)419 893 491
E-mail: john.knowles@bluescopesteel.com


BLUESCOPE
STEEL

"Continuing to Reward Shareholders As We Grow"
Off-market Share Buy-back

Brian Kruger, Chief Financial Officer

21 February, 2005

ASX Code: BSL

Important Notice

This presentation is not and does not form part of any offer, invitation or recommendation in respect of securities.The off-market buy-back referred to herein will be made only by the buy-back booklet, which will be mailed to eligible shareholders on or about 16 March 2005. No indications of interest in the buy-back are sought by this presentation. Shareholders in the United States or Canada or who are, or who are acting for the account or benefit of, a US person (within the meaning of Regulation S under the Securities Act) or a resident of Canada will not be eligible to participate in the off-market buy-back described in this presentation. Buy-back documents, including the booklet describing the terms of the buy-back and tender forms, are not to be distributed or sent into the US or Canada and, if sent in response by a resident of the United States or Canada, will not be accepted.

Any decision to buy or sell BlueScope Steel Limited securities or other BlueScope Steel products should be made only after seeking appropriate financial advice. Reliance should not be placed on information or opinions contained in this presentation and, subject only to any legal obligation to do so, BlueScope Steel Limited does not accept any obligation to correct or update them. This presentation does not take into consideration the investment objectives, financial situation or particular needs of any particular investor.

To the fullest extent permitted by law, BlueScope Steel Limited and its affiliates and their respective officers, directors, employees and agents, accept no responsibility for any information provided in this presentation, including any forward looking information, and disclaim any liability whatsoever (including for negligence) for any loss howsoever arising from any use of this presentation or reliance on anything contained in or omitted from it or otherwise arising in connection with this.

Capital management – a BlueScope Steel priority

- Our stated priorities since listing:
  - return funds tax effectively to shareholders
  - create shareholder value by investing in value creating growth opportunities
- Capability generated by:
  - consistently strong cashflows
  - strong balance sheet gearing at 13.9% (31 December 2004)
- Application of cashflows since listing:
  - ordinary and special dividends paid and declared – $656m
  - on-market share buy-backs completed – $360m
  - off-market buy-back announced today - $200m
  - committed new growth initiatives – over $1,200m

Overview of off-market buy-back

Target Amount	• Up to $200m
Tender Range	• Discount range of 5% to 14% to the "Market Price", at 1% intervals • Market Price will be calculated as the VWAP over the 5 trading days up to and including the buy-back closing date (8 April 2005), excluding not "at-market" trades
Buy-Back Price Composition	• $3.07 capital component • Balance is treated as a fully franked dividend for Australian tax purposes[1]
Eligibility	• Shares in BlueScope Steel acquired on the ASX by Friday 25 February 2005 and held on the record date (4 March 2005) confer an entitlement to participate • US and Canadian shareholders, certain other foreign shareholders where the buy-back cannot be lawfully made and holders of restricted employee shares are not eligible. In addition, directors and certain executives will not be able to participate
Timetable and Trading Implications	• 3 week tender period (21 March 2005 to 8 April 2005) • Shares acquired on or before 25 February 2005 will generally satisfy the 45 day rule (eligible to claim franking credits on dividend component) • Shares purchased on or after 28 February 2005 on an ex-entitlement basis will be excluded from the Last In First Out rule for the purposes of the 45-day rule

[1] If the Buy-Back Price is higher than the Tax Value, a portion of the dividend equal to the difference between the Buy-Back Price and the Tax Value would be deemed to be unfrankable. However, as BlueScope Steel intends to set the Buy-Back Price at no more than the Tax Value, this will not occur.

Tender range

Tender range	• Discount range of 5% to 14% to the Market Price • Market price will be calculated as the VWAP over the 5 trading days up to and including the buy-back closing date, excluding not "at-market" trades
Eligible shareholders can choose to lodge tenders	• At any of the 10 specified discount intervals; or • As a Final Price Tender (which will be accepted at the final Buy-Back Price, subject to possible scale back)
Minimum Price Condition (optional)	• Eligible shareholders also have the option to make their tender conditional on one of 4 specified Minimum Prices • If the Buy-Back Price is lower than the nominated Minimum Price, the tender will be rejected

Buy-Back Price and acceptance

Calculation of Buy-Back Price	• Buy-Back Price will be determined according to tenders lodged • Will be based on the largest discount in the 5%–14% discount range that enables BlueScope Steel to purchase the number of shares it determines to buy back
Acceptance	• All successful tenders will receive the same Buy-Back Price • Only shares tendered at or below the Buy-Back Price or as Final Price Tenders will be bought back, subject to any required scale back • Shares tendered above the Buy-Back Price will not be bought back
Minimum Price Condition	• Acceptance subject to satisfaction of optional Minimum Price condition • If the Buy-Back Price is lower than any nominated Minimum Price, the tender will be rejected

Scale Back

Scale Back	• If the total number of shares tendered at or below the Buy-Back Price is greater than the number of shares BlueScope Steel wants to buy, tenders will be scaled back
Priority Allocation	• Before any scale back applies, BlueScope Steel will buy back a priority allocation of 250 shares
Small 'Residual' Holdings	• A shareholder tendering all of their shares at or below the Buy-Back Price or as a Final Price Tender and who would be left with 60 shares or less, will instead be accepted in full
Announcement	• Announcement of the Buy-Back Price and the number of shares bought back is expected to occur on Tuesday, 12 April 2005

Australian Tax Implications

Capital Gains Tax and Deemed Dividend	• Cost base of shareholders is relevant in determining any capital gain or loss • Resident shareholders will generally be deemed to have sold their shares for $3.07 plus any excess of the Tax Value [1] over the Buy-Back Price • The difference between the Buy-Back Price and $3.07 will be deemed to be a fully franked dividend for Australian tax purposes • Illustrative Australian Tax Examples will be included with this presentation on our website today.
Availability of Franking Credits	• The 45-day rule generally requires that shares must be held at risk for a minimum of 45 days (before 12 April, when pricing is determined) to qualify for the benefit of franking credits or tax offset • Generally, shareholders who acquired their shares after 25 February 2005 will not satisfy the 45-day rule • An exemption from the 45-day rule may be available to certain taxpayers
"Last in First Out" (LIFO) rule	• Generally, shareholders will be able to buy shares in BlueScope Steel on or after the ex date of 28 February 2005 (on an ex-entitlement basis) without jeopardising their ability to claim franking credits on any other shares held at risk for the required 45 days

1 The Tax Value will be calculated pursuant to the Australian Tax Office guidelines in TD2004/22 i.e. the Tax Value will be the 5 day VWAP of BSL shares up to and including 18 February adjusted for the interim dividend and the movement in the opening S&P/ASX 200 Index on 21 Feb until the close of the buy-back. If the S&P/ASX 200 Index adjustment is not reflective of the movement in BlueScope Steel's share price over the relevant period, then BlueScope Steel may approach the ATO and apply for a more appropriate index adjustment.

Key Dates

Key Dates	Date [1]
Announcement of proposed Buy-Back	Monday, 21 February 2005
Cut-off date for franking credit entitlement under 45-day rule [2]	Friday, 25 February 2005
Ex-date for Buy-Back and interim dividend [3]	Monday, 28 February 2005
Record date for Buy-Back and interim dividend [4]	Friday, 4 March 2005
Commence mail-out of Buy-Back booklet	Tuesday, 8 March 2005
Tender period opens	Monday, 21 March 2005
Payment of interim dividend	Monday, 4 April 2005
Tender closes (9pm Melbourne time)	Friday, 8 April 2005
Announcement of Buy-Back Price and any scale back	Tuesday, 12 April 2005
Dispatch of Buy-Back proceeds to successful shareholders	No later than Tuesday, 19 April 2005

1 BlueScope Steel reserves the right to change the dates

2 Shares acquired after this date will not satisfy the 45-day rule, but some taxpayers may be exempt. Shareholders should seek their own advice.

3 Shares acquired on the ASX on or after this date will not confer an entitlement to participate in the Buy-Back or receive the interim dividend.

4 Shareholders who have submitted a tender should still be eligible to receive the interim dividend.

Impact on BlueScope Steel

Enhanced EPS, CFPS and ROE	• The Buy-Back, particularly when undertaken at a material discount, is expected to enhance long term shareholder value through increased earnings per share, cash flow per share and return on equity.
Funding	• Funded from liquid assets and established committed funding facilities.
Gearing	• Pro forma gearing[1] as at 31 Dec 2004 would be 19%, after a $200m buy-back, versus 13.9% actual. • BlueScope Steel will remain strongly capitalised and the Buy-Back will not materially affect our ability to take advantage of further growth opportunities.
Franking	• Dividend component of the Buy-Back Price will be fully franked. • BlueScope Steel expects to be in a position to fully frank its dividends after the Buy-Back and for the foreseeable future.

(1) Net debt/net debt plus equity basis


BLUESCOPE
STEEL

"Continuing to Reward Shareholders As We Grow"
Off-market Share Buy-back

Brian Kruger, Chief Financial Officer

21 February, 2005

ASX Code: BSL

SEC File
No. 82-3467


BLUESCOPE
STEEL

Half Year Results Presentation
Period Ended 31 December 2004

Kirby Adams, Managing Director and Chief Executive Officer

Brian Kruger, Chief Financial Officer

21 February, 2005

ASX Code: BSL

Important Notice

THIS PRESENTATION IS NOT AND DOES NOT FORM PART OF ANY OFFER, INVITATION OR RECOMMENDATION IN RESPECT OF SECURITIES. ANY DECISION TO BUY OR SELL BLUESCOPE STEEL LIMITED SECURITIES OR OTHER PRODUCTS SHOULD BE MADE ONLY AFTER SEEKING APPROPRIATE FINANCIAL ADVICE. RELIANCE SHOULD NOT BE PLACED ON INFORMATION OR OPINIONS CONTAINED IN THIS PRESENTATION AND, SUBJECT ONLY TO ANY LEGAL OBLIGATION TO DO SO, BLUESCOPE STEEL DOES NOT ACCEPT ANY OBLIGATION TO CORRECT OR UPDATE THEM. THIS PRESENTATION DOES NOT TAKE INTO CONSIDERATION THE INVESTMENT OBJECTIVES, FINANCIAL SITUATION OR PARTICULAR NEEDS OF ANY PARTICULAR INVESTOR.

TO THE FULLEST EXTENT PERMITTED BY LAW, BLUESCOPE STEEL AND ITS AFFILIATES AND THEIR RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES AND AGENTS, ACCEPT NO RESPONSIBILITY FOR ANY INFORMATION PROVIDED IN THIS PRESENTATION, INCLUDING ANY FORWARD LOOKING INFORMATION, AND DISCLAIM ANY LIABILITY WHATSOEVER (INCLUDING FOR NEGLIGENCE) FOR ANY LOSS HOWSOEVER ARISING FROM ANY USE OF THIS PRESENTATION OR RELIANCE ON ANYTHING CONTAINED IN OR OMITTED FROM IT OR OTHERWISE ARISING IN CONNECTION WITH THIS.


Rewarding Shareholders
As We Grow

Safety -Taking Care" as we grow - Our goal remains Zero Harm

Asia – 10 million hours without Lost Time Injury

Lost Time Injury Frequency Rate



Injuries resulting in lost time per million man-hours worked
40
35
30
25
20
15
10
5
0
35
29
16
14
8
4.8
3.7
4
3.4
2.8
1.8
1.3
1.0
IISI Member Companies (2004) – 7.8
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005-1H

* *Includes contractors from 1996*

* *Includes Butler operations from 1H-2005*

Medically Treated Injury Frequency Rate



Medically treated injuries per million man-hours worked
90
80
70
60
50
40
30
20
10
0
80
68
60
52.2
47.1
29.1
22.4
21.9
16.9
12.2
9.3
6.7
10.6
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005-1H

* *Includes contractors from 2004*

* *Includes Butler operations from 1H-2005*

17,000 Employees, 75 manufacturing sites, 17 countries

First Half FY2005 Group Result – Another Record 6 months

• Revenue	A$3,890 million	*Up 49% - record even with A$ strength*
• Despatches	3,457 million metric tonnes	*Up 7%*
• EBITDA	A$811 million	*Up 84%*
• EBIT	A$666 million	*Up 121%*
• NPAT	A$485 million	*Up 114% to record*
• EPS	65.7¢	*Up 121%*
• After tax Return on Invested Capital (annualised)	25.1%	*Up 72%*
• Net Cashflow	A$310 million	*Increases flexibility*
• Interim Ordinary Dividend (fully franked)	18¢ per share	*Up 50%*
• Debt Increased (June '04)	Up A$58 million	*Modest, given growth program*
• Gearing (net debt)	13.9%	*vs. 12.9% (30 June 2004)*

Capital management - continued focus on returns to shareholders

- **Share Buybacks**
  - On-market
    - > FY's 03 and 04 - purchased/cancelled 60.7m shares
    - > FY05 – 9.5m of 17.1m purchased/cancelled as at 31/12/04
  - Off-market
    - > FY05 – up to $200m for eligible shareholders

Total return to shareholders since public listing:

• On-market buybacks	$ 360m
• Dividends paid	$ 523m
• Interim (to be paid)	$ 133m
• Off-market buy-back (announced today)	$ 200m
	$1,216m
	$1.64/share

- **Dividends - All Fully Franked**



Cents Per Share
30
25
20
15
10
5
0
29¢
40¢
9¢
7¢
12¢
10¢
18¢
FY2003-1H
FY2003-2H
FY2004-1H
FY2004-2H
FY2005-1H
Special
Ordinary:
- Interim
- Final

Growing for the future benefit of shareholders

- *Announced FY2004 (all on schedule and within budget)*
  - Thailand – second metal coating facility (July 2005)
  - Vietnam – new metal coating and paint line facility (early CY2006)
  - China – new metal coating and paint line facility (mid CY2006)
    – BlueScope Butler integration and growth
  - Hot Strip Mill upgrade at Port Kembla Steelworks underway (early FY2007)
  - North America – successful integration and business transformation of Butler acquisition underway

- *Announced FY2005*
  - China (Guangzhou) – Lysaght / Butler facility (A$45m)
  - China (Langfang) – architectural and sandwich panels (A$16m)
  - West Sydney - Colorbond® steel centre (A$120m)
  - India – 3 new Lysaght / Butler facilities (A$100m)
  - India – potential coating / painting JV with Tata Steel

BlueScope Steel Asian developments – taking shape


Thailand


China


Vietnam

Butler acquisition breakeven and on target

	FY2004		FY2005
US$m EBIT (normalised)	**1H**	**2H**	**1H**
North America	(8)[1]	(12)[1]	2[1][2]
China	6	6	6
Total	(2)	(6)	8

(1) All EBIT numbers normalised (to exclude one-off acquisition costs, integration costs and discontinued businesses).
(2) Reported EBIT is breakeven, the difference being integration cost of $2m.

- We said in February 2004
  - * FY05 EPS neutral
  - * FY06 EPS positive
- We remain on target
- Already leveraging Butler capabilities
  - > U.S.A. – new capacity in Tennesee
  - > China – new Lysaght / Butler facility
  - > India – new Lysaght / Butler facility


BUTLER
®

A BlueScope Steel Company

Strong performance across all geographical regions



FY04-1H
FY05-1H
EBIT A$ Millions
700
600
500
400
300
200
100
0
Based on source of production
• Port Kembla
• Coated & Building Products Australia
• NZ Steel
• Coated & Building Products Asia
• North Star BlueScope (50%)
• Coated and Building Products North America
Australia
New Zealand
Asia
Americas

Current period EBIT strongest in upstream segments



FY04-1H
FY05-1H
North Star BlueScope Steel
EBIT A$ Millions
700
600
500
400
300
200
100
0
-100
693
104
179
2
20
87
102
-90
45
45
-11
0
Hot Rolled Products
New Zealand Steel
Coated & Building Products Aust.
Coated & Building Products Asia
Coated & Building Products North America
Return on Net Assets (Pre-Tax Annualised)
70%
39%
(14%)
14%
0%

- Record EBIT for PKSW, NSBSS & NZS.
- Higher slab / HRC feed prices push Coated and Building Products Australia into EBIT loss.
- Butler North America turnaround.
- Stronger A$ restrains reported off-shore earnings.

Hot Rolled Products – Tier 1 suppliers with world class results



FY04-1H
FY04-2H
FY05-1H
EBIT A$ Millions
700
600
500
400
300
200
100
0
179
2
386
69
693
104
North Star BlueScope Steel
Port Kembla Steelworks

- ***1H FY2005 return on net assets annualised (pre-tax) 70%***
- ***Sales revenue (excluding NSBSS) = A$1,742m, up 41%***

Markets

- Continued strong global demand
- Record prices for slab / HRC
- Engineering projects driving plate demand

Performance

- Record production level maintained at PKSW
- North Star BlueScope Steel production record
- Record HRC production in CY2004
- Partly offset by:
  - iron ore, coal and scrap costs
  - planned repair and maintenance spending
- PKSW Hot Strip Mill expansion on schedule
- North Star BlueScope Steel
  - debt free
  - on track to produce 1.8mtpa (100%)
- Castrip – encouraging progress

New Zealand Steel – an outstanding team effort



FY04-1H
FY04-2H
FY05-1H
EBIT A$ Millions
90
80
70
60
50
40
30
20
10
0
20
39
87

- ***1H-FY 2005 return on net assets annualised (pre-tax) 39%***
- ***Sales revenue = A$377m, up 39%***

Markets

- Record domestic despatches, up 19%, in both residential and non-residential sectors
- Higher export prices
- Stronger export demand

Performance

- Record EBIT
- 6 month slab production record
- Metal coating capacity +22%
- Record domestic delivery performance 90% (84% FY04)
- Partly offset by stronger NZD/USD
- Safety – first ever 12 months Lost Time Injury free period

Coated & Building Products Australia – dealing with massive feed cost increases



FY04-1H
FY04-2H
FY05-1H
EBIT A$ Millions
150
100
50
0
-50
-100
102
95
-90

- *1H-FY2005 return on net assets annualised (pre-tax) (14)%*
- *Sales revenue = A$1,509m, up 7%*

Markets and Performance

- Record half year sales revenue
- Strong domestic demand continued
- Springhill achieved production records
- Brownfields capacity initiatives continued
- Western Port disappoints

Why $90m EBIT Loss?

- Price of feed increased approximately $240m over previous corresponding half.
- About 45% of business under contract for 1 year or more – contract renewals continue.
- Packaging Products business not profitable and under review, as previously reported.
- Union-led industrial action – high costs, lost sales and lost employee wages.

Coated and Building Products Asia – investing for growth



FY04-1H
FY04-2H
FY05-1H
BlueScope Butler
EBIT A$ Millions
60
40
20
0
45
55
45
8

- *1H-FY2005 return on net assets annualised (pre-tax) 14%*
- *Sales revenue = A$536m, including A$133m BlueScope Butler China, up 84%*

Markets

- Successfully integrated Butler/BlueScope China
- India – broadening market reach

Performance

- Full period contribution from BlueScope Butler
- Strong domestic despatches
- Higher domestic prices unrestrained by domestic contracts
- Offset by:
  - higher feed costs
  - new business development costs
- EBIT sales margin contraction due to:
  - inclusion of Butler sales $133m (2003 nil)
  - maintenance of absolute sales margin ($ terms)
- Major growth initiatives on schedule/within budget
- Thailand MCL expansion start up July 2005
- Butler leverage:
  - China via Guangzhou and Tianjin projects
  - across Asia and into India

Why divergence between Asia and Australia Coated business EBIT?

Two principal reasons:

1. Contract Terms
   Asia:
   - does not have fixed contracts
   Australia:
   - significant portion under contract – auto, packaging & manufacturing
   - typically one year or more
   - pricing changes on rollover

2. Market Maturity
   Asia:
   - developing market, with low market shares
   Australia:
   - mature, stable market
   - high inter-material competition

Coated and Building Products North America – foundations established and on track to deliver



FY04-1H
FY04-2H
FY05-1H
EBIT A$ Millions
30
20
10
0
-10
-20
-30
BlueScope acquired Butler
-11(1)
-16(1)
0

(1) *Normalised*

- ***Sales revenue = A$629m up 28% on previous corresponding half (owned by Butler Manufacturing)***

Markets

- Non-residential market improved
- Quote activity improved
- Order back log robust

Performance / Progress

- Integration largely completed
- 5 regional profit centres established
- Re-organisation largely complete
- Closure of high cost Galesburg on schedule
- Start-up of specialty plant in Tennessee on schedule
- Increased focus on cost reduction initiatives / new business processes
- Despatches and prices up but higher steel & aluminium costs

Our markets – managing risk through geographic and market diversification

Indicative

Global Spread (Sales Tonnes)


Exports
25%
North America -
NSBSS + C&BPNA
15%
Americas
8%
Europe/Africa
4%
Asia
13%
Asia/Pacific
10%
New Zealand
5%
Australia
45%

Global Sales by Market Segment (Sales Tonnes) (() Australian Sales)


Construction
- Engineering
10% (10%)
Agriculture & Mining
5% (10%)
Auto/Transport
15% (10%)
Shipbuilding
5% (0%)
Packaging
5% (10%)
Manufacturing
15% (15%)
Construction –
Non-Dwelling
30% (25%)
Construction -
Dwelling
15% (20%)

Note: Includes indirect sales

Financials



Continued strong earnings performance

A$ Millions	2001[1]	2002[1]	2003	2004[3]	2004-1H	2004-2H[3]	2005-1H
Revenue	4,941	4,593	5,302	5,770	2,619	3,151	3,890
EBITDA[2]	568	412	881	1,105	440	665	811
EBIT[2]	305	160	611	818	302	516	666
Net Profit			452	584	227	357	485
EPS (¢)			57.1	77.8	29.8	48.0	65.7

(1) 2001 and 2002 normalised.
(2) Includes profit/loss for North Star BlueScope Steel (but not in revenue).
(3) Includes two months of BlueScope Butler financial results.

EBIT variance – December half FY2004 vs. December half FY2005



1000
900
800
700
600
500
400
300
200
100
0
$302m
$369m
$122m
$53m
$102m
($170m)
($69m)
($34m)
($9m)
$666m
• Scrap - PKS (52)
• Coal (44)
• Iron Ore (26)
• Asia Purch. Feed (32)
• Coating Metals (16)
• Repairs & Maintenance (39)
• Freight (25)
• Industrial disputes (20)
Dec 03 Half
Export Prices
Domestic Prices
Volume / Mix
NSBSS JV
Raw Material Costs
Conversion & Other Costs
Exchange Rates
Other
Dec 04 Half

Balance Sheet – strength and flexibility

A$ Millions	As At	
	30 June 2004	**31 December 2004**
Assets		
Cash	119	107
Receivables	996	838
Inventory	963	1,079
Other Assets	415	491
Net Fixed Assets	3,289	3,336
Total Assets	5,782	5,851
Liabilities		
Creditors	728	646
Interest Bearing Liabilities	593	651
Provisions	1,267	1,185
Total Liabilities	**2,588**	**2,482**
Net Assets	**3,194**	**3,369**

• **Net Debt / (Net Debt + Equity) (excluding off balance sheet items)**	**12.9%**	**13.9%**

Major growth initiatives – capital spending profile

All in A$million	Total Est. Capex/Cost	Actual to 31/12/04[2]	FY2005 Balance	FY2006	FY2007
Mid and Downstream Projects					
Vietnam – Coating / Painting[1]	160	81	52	27	-
Thailand - Coating[1]	80	50	30	-	-
China[1]					
- Coating and Painting Facility	280	64	122	94	-
- Guangzhou Butler / Lysaght	45	-	12	33	-
India – 3 Butler / Lysaght[1]	100	-	22	41	37
West Sydney Colorbond®	120	-	37	69	14
Butler acquisition	277	277	-	-	-
Upstream Projects					-
Port Kembla HSM expansion	100	21	44	35	-
Total	**1,162**	**493**	**319**	**299**	**51**

(1) Estimated capital costs based on forecast exchange rate assumptions at time of project approval.
(2) Capital spent from approval to 31/12/04.

Consistently strong cashflow underpins growth and dividends

A$ millions	2001[1]	2002[1]	2003	2004	2004-1H	2004-2H	2005-1H
Net operating cashflow before borrowing costs and income tax	631	381	763	893	357	536	578
Net investing cashflows							
- Capital expenditure	(105)	(162)	(183)	(290)	(99)	(191)	(260)
- Other	(6)	8	18	(288)	(3)	(285)	(8)
Net cashflow before financing & tax	520	227	598	315	255	60	310
Net financing cashflow			(467)	334	212	122	161
Payment of income tax			(29)	(119)	(84)	(35)	(185)
Share buy-back			(26)	(259)	(220)	(39)	(75)
Net dividends			(75)	(244)	(155)	(89)	(212)
Net increase in cash held			1	27	8	19	(1)

(1) 2001 and 2002 normalised.

Australian International Financial Reporting Standards

- New Standards will be effective FY2006, with FY2005 comparatives to be restated
- Opening transition balance date (1 July 2004) adjustments through retained earnings
- Identified three significant opening balance sheet net asset changes:

1. Unfunded Defined Benefit Pension Funds in Australia and New Zealand
   - recognise A$131m liability (previously A$51m reported shortfall)
2. Impairment write-down of Packaging Products cash generating unit (CGU)
   - recognise A$102m (previously not treated as a separate CGU)
3. Probable recoverable value of carried forward tax losses in New Zealand Steel
   - recognise an increase of NZ$61m (to NZ$109m) tax asset due to change in criteria from virtually certain to probable

- Total estimated change in opening net asset position for these items = $142m (~4%)
- Changes not expected to materially affect restated FY2005 comparative earnings, with the major impact being the expensing of share rights and shares issued under employee share plans

Results remain sensitive to BlueScope Steel's realised hot rolled coil prices

Assumption	Estimated impact on forecast EBIT (A$mil) for FY05	
+/– US$25 / tonne movement in BlueScope's average realised export HRC price[1]	73	(75)
+/ 1¢ movement in Australian dollar / US dollar exchange rate[2]	18	(13)
+/– US$10 / tonne movement in NSBSS scrap to HRC price spread	12	(12)
+/– 2% movement in slab production in Australia, New Zealand and U.S.A.	46	(24)
+/– US$1 / tonne movement in coal costs	5	(5)
+/– US$1 / tonne movement in iron ore costs	10	(10)

(1) The change in export HRC price assumes proportional effect on export slab, and flow on to domestic pipe and tube market and to other export products.

(2) The movement in the Australian dollar/US dollar exchange rate includes the restatement of US dollar denominated receivables and payables and the impact of translating the earnings of North Star BlueScope Steel from US$ to A$.

Looking forward

Global steel industry – continues its transformation



BlueScope Steel strategy



China
India
PEB/Solutions
Roll-forming
Water
Vietnam
China
Painted
Australia & NZ Brownfields
West Sydney
Vietnam
China
Thailand
Metallic Coated
Australia & NZ Brownfields
Cold Rolled
HSM Expansion
Hot Rolled Coil, Plate
Slab

Outlook – FY05



Raw material costs – significant increase



Transformation of the global steel industry

Late 20th Century

- Largely government owned
- Over-supply
- Apprehensive
- Fragmented
- Focused within nations
- Divesting raw material interests to raise cash
- Operating for cash and employment
- Chapter 11 bankruptcies
- Production

Early 21st Century

- Largely privatised
- China . . . CIS, India demand
- Renewed confidence
- Consolidating
- Mergers across regions
- Making raw material investments for return
- Operating for customers and shareholders
- Shareholder return
- Profit

Strategy unchanged and implementation well underway



China
India
PEB/Solutions
Roll-forming
Water
Vietnam
China
Painted
Australia & NZ Brownfields
West Sydney
Vietnam
China
Thailand
Metallic Coated
Australia & NZ Brownfields
Cold Rolled
HSM Expansion
Hot Rolled Coil, Plate
Slab

Financial Outlook FY2005

- Record FY2005 anticipated

- Second Half NPAT similar to First Half NPAT
  - continued strong demand
  - robust global product pricing environment
  - price increases implemented

  offset by:
  - raw materials / scrap costs
  - A$ strength
  - cost of industrial disruption in Australia
  - potential Packaging Products restructure
  - planned repairs and maintenance

Raw material costs – significant increase for FY2006

- BlueScope's raw material consumption at full capacity:
  - Port Kembla
    - iron ore 7.6mtpa
    - coal 3.3mtpa (dry)
      - > coking 2.8mtpa – freight advantage
      - > PCI 0.5mtpa (lower quality / lower price)
    - scrap 1.0mtpa (50% sourced internally)
  - New Zealand
    - ironsands – captive mines
    - coal – 0.8mtpa *but* domestic thermal coal used
  - North Star BlueScope Steel
    - scrap – 1.8mtpa
    - pig iron – 0.2mtpa

Rewarding Shareholders As We Grow



A VERY DIFFERENT KIND OF STEEL COMPANY
Profitable Through the Cycle
Dynamic Global Steel Market
Value Added Branded Products
Strong Operating Track Record
Low Cost Producer
Geographic and Product Diversity
Consistently Strong Cash Flows
Strong and Flexible Capital Structure
Growth Opportunities in Asia
Strong Board & Management Team


BLUESCOPE
STEEL

Half Year Results Presentation
Period Ended 31 December 2004

Kirby Adams, Managing Director and Chief Executive Officer

Brian Kruger, Chief Financial Officer

21 February, 2005

ASX Code: BSL


BLUESCOPE
STEEL

"Continuing to Reward Shareholders As We Grow"

Off-market Share Buy-back

Brian Kruger, Chief Financial Officer

21 February, 2005

ASX Code: BSL

Important Notice

This presentation is not and does not form part of any offer, invitation or recommendation in respect of securities.The off-market buy-back referred to herein will be made only by the buy-back booklet, which will be mailed to eligible shareholders on or about 16 March 2005. No indications of interest in the buy-back are sought by this presentation. Shareholders in the United States or Canada or who are, or who are acting for the account or benefit of, a US person (within the meaning of Regulation S under the Securities Act) or a resident of Canada will not be eligible to participate in the off-market buy-back described in this presentation. Buy-back documents, including the booklet describing the terms of the buy-back and tender forms, are not to be distributed or sent into the US or Canada and, if sent in response by a resident of the United States or Canada, will not be accepted.

Any decision to buy or sell BlueScope Steel Limited securities or other BlueScope Steel products should be made only after seeking appropriate financial advice. Reliance should not be placed on information or opinions contained in this presentation and, subject only to any legal obligation to do so, BlueScope Steel Limited does not accept any obligation to correct or update them. This presentation does not take into consideration the investment objectives, financial situation or particular needs of any particular investor.

To the fullest extent permitted by law, BlueScope Steel Limited and its affiliates and their respective officers, directors, employees and agents, accept no responsibility for any information provided in this presentation, including any forward looking information, and disclaim any liability whatsoever (including for negligence) for any loss howsoever arising from any use of this presentation or reliance on anything contained in or omitted from it or otherwise arising in connection with this.

Capital management – a BlueScope Steel priority

- Our stated priorities since listing:
  - return funds tax effectively to shareholders
  - create shareholder value by investing in value creating growth opportunities
- Capability generated by:
  - consistently strong cashflows
  - strong balance sheet gearing at 13.9% (31 December 2004)
- Application of cashflows since listing:
  - ordinary and special dividends paid and declared – $656m
  - on-market share buy-backs completed – $360m
  - off-market buy-back announced today - $200m
  - committed new growth initiatives – over $1,200m

Overview of off-market buy-back

Target Amount	• Up to $200m
Tender Range	• Discount range of 5% to 14% to the "Market Price", at 1% intervals • Market Price will be calculated as the VWAP over the 5 trading days up to and including the buy-back closing date (8 April 2005), excluding not "at-market" trades
Buy-Back Price Composition	• $3.07 capital component • Balance is treated as a fully franked dividend for Australian tax purposes[1]
Eligibility	• Shares in BlueScope Steel acquired on the ASX by Friday 25 February 2005 and held on the record date (4 March 2005) confer an entitlement to participate • US and Canadian shareholders, certain other foreign shareholders where the buy-back cannot be lawfully made and holders of restricted employee shares are not eligible. In addition, directors and certain executives will not be able to participate
Timetable and Trading Implications	• 3 week tender period (21 March 2005 to 8 April 2005) • Shares acquired on or before 25 February 2005 will generally satisfy the 45 day rule (eligible to claim franking credits on dividend component) • Shares purchased on or after 28 February 2005 on an ex-entitlement basis will be excluded from the Last In First Out rule for the purposes of the 45-day rule

[1] If the Buy-Back Price is higher than the Tax Value, a portion of the dividend equal to the difference between the Buy-Back Price and the Tax Value would be deemed to be unfrankable. However, as BlueScope Steel intends to set the Buy-Back Price at no more than the Tax Value, this will not occur.

Tender range

Tender range	• Discount range of 5% to 14% to the Market Price • Market price will be calculated as the VWAP over the 5 trading days up to and including the buy-back closing date, excluding not “at-market” trades
Eligible shareholders can choose to lodge tenders	• At any of the 10 specified discount intervals; or • As a Final Price Tender (which will be accepted at the final Buy-Back Price, subject to possible scale back)
Minimum Price Condition (optional)	• Eligible shareholders also have the option to make their tender conditional on one of 4 specified Minimum Prices • If the Buy-Back Price is lower than the nominated Minimum Price, the tender will be rejected

Buy-Back Price and acceptance

Calculation of Buy-Back Price	• Buy-Back Price will be determined according to tenders lodged • Will be based on the largest discount in the 5%–14% discount range that enables BlueScope Steel to purchase the number of shares it determines to buy back
Acceptance	• All successful tenders will receive the same Buy-Back Price • Only shares tendered at or below the Buy-Back Price or as Final Price Tenders will be bought back, subject to any required scale back • Shares tendered above the Buy-Back Price will not be bought back
Minimum Price Condition	• Acceptance subject to satisfaction of optional Minimum Price condition • If the Buy-Back Price is lower than any nominated Minimum Price, the tender will be rejected

Scale Back

Scale Back	• If the total number of shares tendered at or below the Buy-Back Price is greater than the number of shares BlueScope Steel wants to buy, tenders will be scaled back
Priority Allocation	• Before any scale back applies, BlueScope Steel will buy back a priority allocation of 250 shares
Small 'Residual' Holdings	• A shareholder tendering all of their shares at or below the Buy-Back Price or as a Final Price Tender and who would be left with 60 shares or less, will instead be accepted in full
Announcement	• Announcement of the Buy-Back Price and the number of shares bought back is expected to occur on Tuesday, 12 April 2005

Australian Tax Implications

Capital Gains Tax and Deemed Dividend	• Cost base of shareholders is relevant in determining any capital gain or loss • Resident shareholders will generally be deemed to have sold their shares for $3.07 plus any excess of the Tax Value [1] over the Buy-Back Price • The difference between the Buy-Back Price and $3.07 will be deemed to be a fully franked dividend for Australian tax purposes • Illustrative Australian Tax Examples will be included with this presentation on our website today.
Availability of Franking Credits	• The 45-day rule generally requires that shares must be held at risk for a minimum of 45 days (before 12 April, when pricing is determined) to qualify for the benefit of franking credits or tax offset • Generally, shareholders who acquired their shares after 25 February 2005 will not satisfy the 45-day rule • An exemption from the 45-day rule may be available to certain taxpayers
"Last in First Out" (LIFO) rule	• Generally, shareholders will be able to buy shares in BlueScope Steel on or after the ex date of 28 February 2005 (on an ex-entitlement basis) without jeopardising their ability to claim franking credits on any other shares held at risk for the required 45 days

The Tax Value will be calculated pursuant to the Australian Tax Office guidelines in TD2004/22 i.e. the Tax Value will be the 5 day VWAP of BSL shares up to and including 18 February adjusted for the interim dividend and the movement in the opening S&P/ASX 200 Index on 21 Feb until the close of the buy-back. If the S&P/ASX 200 Index adjustment is not reflective of the movement in BlueScope Steel's share price over the relevant period, then BlueScope Steel may approach the ATO and apply for a more appropriate index adjustment.

Key Dates

Key Dates	Date [1]
Announcement of proposed Buy-Back	Monday, 21 February 2005
Cut-off date for franking credit entitlement under 45-day rule [2]	Friday, 25 February 2005
Ex-date for Buy-Back and interim dividend [3]	Monday, 28 February 2005
Record date for Buy-Back and interim dividend [4]	Friday, 4 March 2005
Commence mail-out of Buy-Back booklet	Tuesday, 8 March 2005
Tender period opens	Monday, 21 March 2005
Payment of interim dividend	Monday, 4 April 2005
Tender closes (9pm Melbourne time)	Friday, 8 April 2005
Announcement of Buy-Back Price and any scale back	Tuesday, 12 April 2005
Dispatch of Buy-Back proceeds to successful shareholders	No later than Tuesday, 19 April 2005

1 BlueScope Steel reserves the right to change the dates

2 Shares acquired after this date will not satisfy the 45-day rule, but some taxpayers may be exempt. Shareholders should seek their own advice.

3 Shares acquired on the ASX on or after this date will not confer an entitlement to participate in the Buy-Back or receive the interim dividend.

4 Shareholders who have submitted a tender should still be eligible to receive the interim dividend.

Impact on BlueScope Steel

Enhanced EPS, CFPS and ROE	• The Buy-Back, particularly when undertaken at a material discount, is expected to enhance long term shareholder value through increased earnings per share, cash flow per share and return on equity.
Funding	• Funded from liquid assets and established committed funding facilities.
Gearing	• Pro forma gearing[1] as at 31 Dec 2004 would be 19%, after a $200m buy-back, versus 13.9% actual. • BlueScope Steel will remain strongly capitalised and the Buy-Back will not materially affect our ability to take advantage of further growth opportunities.
Franking	• Dividend component of the Buy-Back Price will be fully franked. • BlueScope Steel expects to be in a position to fully frank its dividends after the Buy-Back and for the foreseeable future.

[1] Net debt/net debt plus equity basis


BLUESCOPE
STEEL

"Continuing to Reward Shareholders As We Grow"
Off-market Share Buy-back

Brian Kruger, Chief Financial Officer

21 February, 2005

ASX Code: BSL

Appendix - Illustrative Australian Tax Examples

	Super Fund	Australian resident individuals [1]				
		$0-$6,000	$6,001-$21,600	$21,601 - $58,000	$58,001-$70,000	$70,000+
Per share A$	**15.0%**	**0.0%**	**18.5%**	**31.5%**	**43.5%**	**48.5%**
Income tax consequences						
Illustrative Buy-Back Price [2]	$8.15	$8.15	$8.15	$8.15	$8.15	$8.15
Less: capital component	($3.07)	($3.07)	($3.07)	($3.07)	($3.07)	($3.07)
Assumed fully franked dividend component	$5.08	$5.08	$5.08	$5.08	$5.08	$5.08
Add: gross up for franking credits	$2.18	$2.18	$2.18	$2.18	$2.18	$2.18
Assessable income	$7.26	$7.26	$7.26	$7.26	$7.26	$7.26
Tax on assessable income	($1.09)	$0.00	($1.34)	($2.29)	($3.16)	($3.52)
After tax proceeds plus franking credits [3]	**$6.17**	**$7.26**	**$5.92**	**$4.97**	**$4.10**	**$3.74**
Capital gains tax consequences						
Capital component	$3.07	$3.07	$3.07	$3.07	$3.07	$3.07
Add: excess of the Tax Value over Buy-Back Price [4]	$1.33	$1.33	$1.33	$1.33	$1.33	$1.33
Less: illustrative cost base	($6.00)	($6.00)	($6.00)	($6.00)	($6.00)	($6.00)
Nominal capital gain/ (loss) on disposal	($1.60)	($1.60)	($1.60)	($1.60)	($1.60)	($1.60)
Discount capital gain/ loss [5]	($1.07)	($0.80)	($0.80)	($0.80)	($0.80)	($0.80)
Tax impact of capital gain/loss [6]	$0.16	$0.00	$0.15	$0.25	$0.35	$0.39
After tax proceeds [5, 6]	**$3.23**	**$3.07**	**$3.22**	**$3.32**	**$3.42**	**$3.46**
Total after tax proceeds [5, 6]	**$9.40**	**$10.33**	**$9.14**	**$8.29**	**$7.52**	**$7.20**

Footnotes 1-6: See next slide

Appendix - Footnotes to Example Tax Implications

(1) The marginal tax rate includes the Medicare Levy of 1.5%. The Medicare Levy will depend on an individual's own circumstances.

(2) Assuming a Market Price of $9.48, a Buy-Back Price of $8.15 (14% discount to Market Price) is used for illustrative purposes only. You should not rely on this as being the actual Buy-Back Price.

(3) This assumes the shareholder is fully entitled to the franking credits.

(4) This assumes, for illustrative purposes only, that the market value for tax purposes (the "Tax Value") of the shares is $9.48. The actual Tax Value will be $9.48, adjusted for the movement from the opening level of the S&P/ASX 200 Index on 21 February 2005 until the closing level of the Index on 8 April 2005.

(5) This assumes that the discount capital gain method is used, which adjusts the total capital gain by a discount factor (50% for individuals; 66 2/3% for super funds). Although capital losses, as such, are not subject to discount, it is assumed that capital losses are offset against other, discounted capital gains. If capital losses are offset against undiscounted capital gains (eg, on assets held for less than 12 months), the tax impact of the capital loss will be greater (more favourable) than shown in the table.

(6) This assumes shareholders will be able to fully utilise capital losses to offset capital gains. The capital loss which arises under the Buy-Back may be different to any capital gain/ loss which may have arisen under an equivalent sale of shares on-market. This is because the capital proceeds under the Buy-Back are limited to the aggregate of $3.07 (the cash capital component) plus $1.33 (the assumed excess of the Tax Value over the assumed Buy-Back Price). The $1.33 is used for illustrative purposes only and will depend on the actual Buy-Back Price.